Commission File No. 0-26333

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  FORM 10-SB/A
                                 Amendment No. 1


                   GENERAL FORM FOR REGISTRATION OF SECURITIES
      Pursuant Section 12(b) or (g) of the Securities Exchange Act of 1934


                              INTERMOST CORPORATION
                 ----------------------------------------------
                 (Name of Small Business Issuer in its charter)


            Utah                                          87-0418721
---------------------------------           ------------------------------------
(State or other jurisdiction                (I.R.S. Employer Identification No.)
of incorporation or organization)


                  38 Floor, Guomao Building, Renmin South Road
                             Shenzhen, China 518005
              ---------------------------------------------------
               (Address of principal executive offices)(Zip code)


Issuer's telephone number, including area code:  86 755 220 1941

Securities to be registered pursuant to Section 12(b) of the Act:

     Title of each class                  Name of each exchange on which
     to be so registered                  each class is to be registered
    ---------------------                --------------------------------
           None                                       None


Securities to be registered pursuant to Section 12(g) of the Act:

                         Common Stock, $0.001 par value
                        --------------------------------
                                (Title of class)

     The Company operates through its various subsidiaries, all of which are located outside of the United States. Unless otherwise indicated or the context otherwise requires, the term Company refers collectively to Intermost Corporation and its subsidiaries. All references to China or the PRC are to the People's Republic of China. The Company's financial statements are presented in United States Dollars ("US$"). The Company's sales are principally in Hong Kong Dollars ("HK$") and Renminbi ("Rmb"). At December 31, 1998, the prevailing exchange rate of US$ into HK$ and Rmb was US$1.00 = HK$7.746 and US$1.00 = Rmb 8.279.

Item 1.  Business.

General

     Intermost Corporation (the "Company"), a Utah corporation, through its subsidiaries, is an Internet provider of company and product information designed to meet the needs of businesses doing business, or seeking to do business, in China. We operate within what is commonly referred to as the "business-to-business" segment of the Internet in which products and services are offered principally to businesses as compared to the "business-to-consumer" segment of the Internet in which products and services are offered principally to consumers. Our web site, www.ChinaE.com, includes a searchable database of Chinese products and companies. Visitors to our site use our company and product database to gather and distribute information designed to support and facilitate domestic and international trade. Chinese and international businesses utilize our site to identify potential business partners and needed products and services and to list their own product and service offerings, both domestically and internationally. It is our objective to establish our site as the recognized gateway for company and product information searches in China. We believe our site will provide potential advertisers and e-commerce partners with a large, demographically desirable audience, who as a group, are affluent, highly educated and willing to conduct business over the Internet.

     In addition to the database services, and related advertising and e-commerce services, offered via our web site, we offer Internet and Intranet services to the Chinese market, including web site design, hosting and
maintenance,   development  and  implementation  of  e-commerce  strategies  and applications, and development and implementation of intranet strategies and applications within companies.

     Our operations are located entirely in China and Hong Kong.

History and Development of the Company

     The Company was incorporated as La Med Tech, Inc. under the laws of the State of Utah on March 6, 1985. The Company changed its name to Entertainment Concepts International during 1987, to Lord & Lazarus, Inc. during 1988 and to Utility Communication International, Inc. during 1996.

     From inception through October of 1998, the Company's operations were limited to efforts to identify and acquire, or merge with, one or more operating businesses.

     In October 1998, the Company acquired all of the issued and outstanding shares of Intermost Limited ("IML"), a British Virgin Islands Company, in exchange (the "Exchange") for the issuance of 4,970,000 shares of the Company's common stock, representing 58.7% of the outstanding shares of the Company following the Exchange. IML was formed in January of 1998 to develop a Chinese-language internet business portal and provide state-of-the-art internet services with a view to becoming a leading provider of such services in China. Following the Exchange, the Company changed its name to Intermost Corporation, terminated all of its prior activities, adopted the business plan of IML and appointed the officers and directors of IML to replace previous management. Our principal offices are located at 38th Floor and 41st Floor, Guomao Building, Renmein South Road, Shenzhen, China 518005, telephone number is 86-755-220-1941.

Organizational Structure

     Our structure following the Exchange, reflecting our major subsidiaries with their jurisdictions of organization as of October 15, 1999, was as follows:

                              Intermost Corporation
                                     (Utah)



                                                    100%
                                Intermost Limited
                            (British Virgin Islands)



                                                    100%

     IMOT Information       China E. Com Information       Intermost (Hong Kong)
       Technology                Technology Ltd.                 Limited
    (Shenzhen) Ltd.                  (PRC)                     (Hong Kong)
         (PRC)


                  70%

    Shenzhen Jiayin
  Electronic Commerce
    (Information)
  Technology Co., Ltd.
       (PRC)

Industry Background - Market Opportunity

     Providing information, products and services to businesspeople over the Internet represents a large and growing market opportunity. Growth in this market is being driven by several factors, including:

     -- Increasing Internet Usage. The Internet has rapidly become a significant global communications and commerce medium. The tremendous growth of Internet usage has been spurred by the growing base of personal computers both in the home and workplace, the continuously improving network infrastructure, the proliferation of content and the affordability and ease of access. International Data Corporation ("IDC"), a research firm that covers information technology markets and trends, estimates that the number of Internet users will grow worldwide from approximately 69 million in 1997 to approximately 510 million by the end of 2003. Within China, IDC projects the number of Internet users to grow from approximately 1.7 million in 1998 to 9.4 million by 2002.

     -- Importance of Online Business Information. Companies and businesspeople are increasingly recognizing that productivity and competitiveness depend on access to reliable online information about customers, competitors, products, industries, business trends, breaking news and market data. Because of its affordability, convenience and ease of access, the Internet has emerged as an effective medium for distributing business information. Business organizations continue to invest heavily in Internet connectivity and networked computing infrastructures to manage internal information. They now are seeking to leverage these infrastructures to access, distribute and manage the large amounts of external business information needed by their workforces. As enterprise information requirements are reaching unprecedented levels, organizations are willing to pay for business information that gives them a competitive edge.

     -- Expanding Online Advertising and E-Commerce. The Internet enables advertisers to target their messages to audiences having specific demographic characteristics and to track the effectiveness of their advertisements based on impressions delivered and click through rates. Forrester Research estimates that worldwide Internet advertising will grow from $1.5 billion in 1998 to $15 billion in 2003. E-commerce is revolutionizing the way information and goods are bought and sold by offering convenience and affordability to consumers and businesses. IDC estimates that worldwide e-commerce revenues will grow from $50.4 billion in 1998 to $733.6 billion in 2002 and that e- commerce revenues in China will grow to $1.87 billion by 2002 with "business-to-business" e- commerce revenues accounting for better than 70% of worldwide e-commerce revenues.

The Intermost Approach

     While company and product data is available from a variety of sources in the United States, both in print and online, similar data regarding Chinese companies and products is not as readily available. We believe this lack of company and product data impedes the efficient operation and growth of companies which are doing business, or seeking to do business, in China and presents an opportunity for us to utilize our company and product database to become a reliable and recognized source of such data.

     We provide high-quality, cost-effective and useful business information, products and services that are essential to businesspeople today to support domestic and international trade in China and provide an attractive environment for organizations seeking to establish advertising or e-commerce relationships.

     Key elements to the Intermost approach are:

     -- Comprehensive Reliable Content. Our staff of researchers, writers, editors and online producers compile useful business information from reliable sources on a wide variety of products and services and companies which offer those products and services. We offer easy-to-read content in both English and Chinese. Our editorial staff is constantly updating our database content to ensure the quality and timeliness of information.

     -- Focus on the Information Needs of Chinese Business. We understand and focus on the information needs of companies seeking to do business in China. We leverage our unique content to offer products and services that meet the business needs of companies doing business, or planning to do business, in China. For example, a visitor may learn quickly about product demand, product availability, product sources and competition. Visitors may also promote their companies and products by submitting information for inclusion in our database. Additionally, users may access information from our site regarding Chinese trade and investment regulations, current financial and economic news in China, special product offerings included in our Trade Center section as well as accessing multiple search engines and a domain name search engine.

     -- Tiered Cost Effective Information Offerings. We offer our audience two levels of information service to meet their varied business needs.

  1.  FREE.            For each of the approximately 300,000 enterprises and 300
                       product categories included in our database, visitors can access a brief enterprise and product overviews, which include the name, address, telephone and fax numbers, e-mail address, web site and a brief description of the business and products offered.

  2.  PAY-PER-VIEW.    All  of  our  visitors  may access,  for a nominal charge
                       (averaging $20 per month), detailed company profiles and more in-depth product information and the latest supply and demand information.

     -- Efficient Internet Sales Channel. By deploying a tiered, Internet-based distribution model, we are able to introduce our business information and services at no cost to the visitor. We offer these users the opportunity to access more detailed business and product data at an affordable price, independent of their enterprise affiliations. We create direct relationships with individuals within enterprises, which facilitates future enterprise wide sales. Our mass audience allows us to offer business information on a more cost-effective basis than traditional providers.

     We believe that our site will attract a large, demographically desirable audience of business users that makes us attractive to advertisers, sponsors and businesses with which we may establish e-commerce relationships. We offer banner and button advertisements on our web site, sponsorships for organizations who want to integrate their advertisements or products with selected content on our web site and e-commerce opportunities for organizations who want to sell their products on our web site. Moreover, we offer combined arrangements that can integrate components of advertisement, sponsorship and e-commerce.

     -- Leverage Web Traffic to Promote Internet and Intranet Service Offerings. By deploying a tiered, Internet-based distribution model and offering company and product listings, we are able to establish name recognition and introduce our internet and intranet service offerings at no cost to the visitor. Businesses which list on our site are prime candidates for the sale of related internet and intranet services necessary to design, implement, maintain and host web sites and facilitate e- commerce activities.

Business Strategy

     Our goals are to be one of the Internet destinations that businesses in the Chinese market depend on daily to perform mission-oriented tasks and to facilitate their business-related transactions as well as to offer advertisers, sponsors and e-commerce relationships an attractive environment and to become a leading provider of web design, maintenance and hosting services and intranet design and implementation services in China. The key elements of our strategy include:

     -- Increasing Brand Awareness. We will continue to build ChinaE.com brand awareness and reputation. We intend to build our internal marketing capabilities through marketing, public relations campaigns and image advertising.

     -- Enhancing and Expanding Core Content and Tools. We will continue to build the depth and breadth of our coverage of companies, industries and products by expanding our database and may license additional company and industry information from third parties. We will seek to forge new and expanded distribution and content relationships. In order to increase the frequency and duration of our viewers' visits to our site, we intend to develop additional services, tools and online resource centers tailored to the Chinese market that businesspeople can use to perform mission-oriented tasks in areas such as professional development, business travel and corporate operations. By enhancing and expanding our core content and tools, we intend to make our site a destination where businesspeople interested in the Chinese market can improve their professional skills and resources and transact business multiple times a day.

     -- Increasing the Number of Visitors. We intend to attract more visitors to our web site through our marketing relationships, increasing our direct Internet marketing and advertising on radio and in trade publications. We plan to expand our relationships with frequently visited and well-known Web sites and establish new relationships that allow us to introduce our content to a broader audience. We also intend to create sponsor areas on popular web sites frequented by businesspeople.

     -- Establishing a Reputation as a Leading Provider of Internet and Intranet Services. We intend to establish name recognition, customer loyalty and a reputation for quality services through the operation of our company and product database. We offer our full range of Internet and Intranet services on the ChinaE.com site and at our company site. We intend to supplement the customers who seek our Internet and Intranet services directly from our web sites with targeted service offerings to companies which list their products and services at our site. We believe those companies will have identified the need for an Internet presence in their marketing and product sourcing and will be prime candidates for a broad range of Internet and Intranet services.

Intermost Products and Services

     Our principal product and service offerings include (1) content delivered through our web site, www.ChinaE.com, (2) advertising, e-commerce and sponsorships made available through our web site, and (3) internet and intranet consulting services.

-- ChinaE.com Portal Content

     Our portal, www.ChinaE.com, which we refer to as "A Comprehensive China Product and Business Portal", is designed to meet the information needs of businesses in, or seeking access to, the Chinese market and to serve as a window to international markets for Chinese businesses and a gateway to access China product and company information for international companies. ChinaE.com, which was launched in July 1998, is a bilingual (both Chinese and English) web site which offers business content through our Chinese product and company database, online business tools, Chinese financial and economic news, a product trade center and search engines. This basic structure is expected to attract an audience which, as a group, are affluent, highly educated and willing to conduct business over the Internet, allowing our site to be an attractive host to online advertisers, e-commerce partners and sponsors.

     Traffic on our web site has increased steadily since inception with the number of hits on our site growing from approximately 10,000 in January 1999 to approximately 50,000 in September 1999.

     -- Content Services. Our content services are tailored to meet the business information needs of Chinese and international companies which are doing business, or seeking to do business, in the Chinese market. At the heart of our content services is our database of Chinese products and companies. At October 1, 1999, we had a database including product and company information for approximately 1,000,000 products and 300,000 companies. Our database is searchable in English or in Chinese by product or by company name. Additionally, all products included in our database are categorized and users may access information with respect to suppliers of products in each of the following categories, and within subcategories underneath those categories:

         *        Electrical & Electronic Equipment
         *        Machinery, Tools, Equipment
         *        Food, Beverage, Tobacco
         *        Textile, Garment, Leather
         *        Furniture, Wood Products, Paper
         *        Chemical
         *        Plastic, Rubber, Non-Metal
         *        Metal Smelting & Processing
         *        Import & Export, Wholesale, Retail
         *        Mining, Oil Exploitation
         *        Power, Gas & Water Supply
         *        Construction
         *        Transportation, Communication
         *        Financial, Insurance, Entertainment

     Our database allows buyers and sellers to share information with the business community, promote products and businesses, source products and identify potential business partners. Basic product information and company information, including web site information, is free to all users. More detailed information, such as detailed company profiles, detailed product information and updated supply and demand information is available to users at nominal charges (averaging $20 per month).

     At October 1, 1999, we had a staff of approximately 20 researchers, writers, editors and Internet content producers. Our staff collects company and product information from companies, governmental agencies, trade exhibitions and publications, a variety of Internet-based and print resources and individual gathering efforts. Companies are encouraged to submit product and company information as a means of promoting their business and may submit information directly to our editorial staff by e-mail or by fax. Our editorial staff compiles and organizes the data and continuously manages and updates the database to ensure the quality and timely of the information.

     In addition to offering a broad amount of information from our company and product database, we provide a variety of information and tools on our web site to address the needs of companies doing business in China. Among the other resources available at our web site are:

     * Trading Center. Our trading center is a bulletin board service where buyers and sellers can post specific information regarding products, services and business opportunities.

     * Financial and Economic News. The financial and economic news portion of our web site provides headlines and text of selected news stories pertaining to financial and economic matters of interest to companies doing business in China.

     * Business Tools. Our web site includes links to a variety of business tools designed to assist companies doing business in China, including links to (1) a summary of Chinese trade regulations, (2) a summary of Chinese investment regulations, (3) airlines providing service to China, (4) hotels in China, and (5) delivery services.

     * Search Engines. Our web site includes links to major search engines, including Yahoo, Lycos, Excite, Infoseek, and AltaVista.

-- Advertising, E-Commerce and Sponsorships

     We are focused on providing our advertisers, sponsors and e-commerce relationships with a large, demographically desirable audience. We believe ChinaE.com attracts visitors who as a group are highly educated, professional, affluent and comfortable transacting business over the Internet. We display advertisements throughout ChinaE.com and sponsorship, advertising and e-commerce revenues support the free portions of our Web site.

     -- Advertising. The Internet has become a new means of communication, marketing and distribution for the advertising industry. Currently, advertising on the Internet consists primarily of:

     * Banner ads. Banners are small, usually rectangular graphics that appear on most Web sites. Like roadside billboards the messages are usually static and appear at the top of a Web page.

     * Button ads. Buttons are small, squarish ads that are usually at the bottom of a Web page and contain only a corporate name or brand. Clicking on the button takes the online viewer directly to the corporate Web site which allows advertisers to directly interact with the online viewer.

     * Sponsorship or co-branded ads. Sponsorships are strategically placed corporate or brand names ads, possibly including a banner or button, which attempt to integrate a company's brand or products with the content on targeted Web sites. The goal of sponsorships is to cause users to strongly identify the advertiser with the mission, or content, of the Web site.

     We enter into agreements with advertisers pursuant to which advertisements are placed on our Web site and we guarantee a minimum number of impressions for a fixed fee. Our list price for advertising currently ranges from $25 to $30 for each 1,000 impressions generated. Actual ad rates depend upon a variety of factors, including the duration of the advertising contract, whether the ads are targeted to a particular audience or are "run-of-site" advertisements, and the number of impressions purchased, and are often negotiated on a case-by-case basis.

     We utilize third-party ad-services technology to support our advertisers to assure proper placement, delivery and targeting of advertisements on our site and accurate collection of data to measure the effectiveness of advertising, including number of impressions, viewing time, viewer demographics and click-through rates.

     As of October 1, 1999, our advertising sales staff consisted of 23 representatives. Representative organizations which advertised on our site during 1999, and their industries, include:

              XinFei Electric                         Electric Appliance
              Galanz Electroinics                     Electronic Appliance
              AnHui Huangshan                         Tourism/Travel
              Wuliangye Group                         Beverage/Liquor
              Jiangxi Phenix Optical
              Instrument Co.                          Optical Instrument

     -- E-Commerce. E-Commerce refers to financial transactions carried out over the Internet. E-Commerce is not currently developed in China to the extent it is in the United States. This is due to, among other reasons, the difficulty in securing online payment since credit cards are not commonly accepted, used or available in China. E-Commerce revenues are typically derived from per transaction fees or percentage of sales fees directly generated by the placement of links on a Web site to an online merchant site or online store.

     As of June 30, 1999, we had generated minimal revenues from e-commerce transactions. With the implementation of alternative secure payment systems and increases in the use of credit cards in China, we believe that e-commerce has the potential to generate significant revenues in the future. As the e-commerce market develops and matures in China, we are forming strategic relationships to capitalize on opportunities in e-commerce, including the formation of joint ventures with name brand manufacturers to sell products directly from our Web site, such as:

     * Yiwen Book Store. Our initial efforts in establishing e-commerce joint ventures produced an agreement, in April 1999, with Yiwen Book Import and Export Company to establish an online bookstores of Chinese titles. Yiwen is a state-owned business affiliated with New China Book Stores with over 120,000 titles in inventory. Under the terms of the agreement with Yiwen, we will design and manage the bookselling site and provide e-commerce consulting services. Yinwen will provide warehouse space, access to its product inventory and product delivery services. At October 15, 1999, we had completed design of the bookselling site as well as establishing all required interfaces and online payment systems and a database with book covers, book information, book reviews and commentaries was being compiled. We are performing a market study to fine-tune the site operations and plan to conduct a promotional campaign in advance of the site launch. Launch of the bookselling Web site is expected to occur during the first half of 2000.

     * Jiayin Cyber-Cash Joint Venture. In June of 1999, we entered into a joint venture to develop an Internet payment system and telephone payment system to address the relative lack of credit card usage in China. At October 15, 1999, our partner had completed development of the telephone payment system and the system was operational. At October 15, 1999, initial development of the Internet payment system, or "cyber-cash" system, was complete and the system was being tested on a pilot basis. The cyber-cash system is expected to be operational before the end of 1999 with implementation thereof being subject to approval of the system by the Central Bank. See "Strategic Alliances and Acquisitions.

-- Internet and Intranet Consulting Services

     Our  network  solutions  services  offer a range of Internet  and  Intranet solutions designed to improve the implementation of Internet and Intranet technology in marketing, business development, communications and operations of Chinese companies. Our services include strategy consulting, analysis and design, technology development, implementation and integration, audience development and maintenance. Our network solutions services are closely tied to and integrated with our Web site operations, allowing us to translate our services into additional content, traffic, advertising and e- commerce opportunities on our Web site while our Web site operations generate additional network service opportunities.

     -- Internet Solutions. We provide our clients with a wide range of Internet solutions that are tailored to their individual needs. Our Internet solutions services include:

     * Web Site Design. We provide our clients with Web site design services in order to create visually appealing and easily navigable Web sites based on the strategic objectives, targeted audience and marketing objectives of our clients.

     * Web Site Hosting and Maintenance. We provide our clients with complete Web site hosting and maintenance services utilizing our network facilities and dedicated, leased line connections supported by our technical staff. We provide turnkey access solutions which are scalable to every customer's size, applications, utilization rates and growth plans.

     * Strategic Consulting. We provide our clients with complete consulting services designed to maximize the client's return on its Internet investment. We provide services to develop a focused strategy, plan for implementation and operation of our client's e-commerce business, and deliver a stable maintainable business application. We study our client's business objectives, business models and Internet budget and provide our clients with the methodologies and content solutions needed to build a successful Internet application.

     * Technology Consulting, Integration and Testing. We provide our clients with complete consulting services designed to select, integrate and test all hardware and software necessary to meet the client's Internet objectives. Technology services offered range from project management, architectural planning, hardware and software selection, coding, and pre-operation testing to audits following implementation to assure that the system and all applications are fully tested and fulfill the client's requirements.

     -- Intranet Solutions. Intranets are mini-versions of the Internet designed for the exclusive use of a company, its employees and its business partners. Intranets can span an enterprise, connecting local area networks, or LANs, computer systems and users throughout an organization, both local and remote, into a highly reliable, secure private environment for electronic business communication, computing and database operations. Intraneting can allow an organization to collect data from within and outside of the organization, eliminating the cost of replicating data and re- engineering existing systems, allowing users secure access to critical data in the system and to the Internet.

     We provide our clients with a wide range of Intranet solutions that are tailored to their individual needs. Our Intranet solutions services include:

     * System Design and Implementation. We provide our clients with complete consulting services designed to meet our client's enterprise computing and communications needs applying a scalable development methodology that is highly adaptable to a client's project needs and to existing project management process. We develop a complete needs assessment and requirements definition for each client's project, then map the business processes and data flows. We quickly create a model that shows exactly how the finished site will look and work. We work closely with each client in selecting, installing and integrating hardware and software, testing the system and training the client's staff to assure that the system meets the client's needs.

     * Database Integration and Management. We provide our clients with complete consulting services designed to meet our client's database operations needs. We work with clients to gather the initial data to be used in the project, then maintain an ongoing relationship with end-users and information technology units to keep the application up-to-date. We seamlessly integrate existing database management systems with external and internal sites providing users easy access to existing data, including inventory, market research, human resources and product information.

     * Web Enabling. We provide our clients with complete consulting services designed to fully integrate the client's Intranet and database systems with the Internet.

Technology Infrastructure

     Our technology infrastructure consists of multiple UNIX and Windows NT servers and backup server systems located in our Shenzhen office. Our servers are connected to the primary government owned Internet Service Provider ("ISP") in China, ChinaNet, through multiple T3 connections. Each of our servers is designed for ease of capacity expansion and replication.

     We also lease servers and equipment in the United States which mirrors our Web site and is used to improve access to our Web site in the United States. This mirroring operation is provided by n-vision from its facilities in Allentown, Pennsylvania. N-vision provides multiple DS3 connections to the Internet and regularly provides mirroring operations.

     Our technology infrastructure is administered and maintained by our in-house technology staff with all facilities and servers being monitored 24 hours per day, 7 days per week. All facilities and technologies are protected by security measures and by multiple uninterruptible power supplies.

     Our technology infrastructure has been designed, and is built, to ensure quality of service, as measured by performance, reliability, security and availability, quality of information, as measured by data storage and backup, scalability, bandwidth administration, and administration, statistical monitoring and analysis and operations.

Strategic Alliances and Acquisitions

     We have entered into selected strategic alliances and acquisitions, and expect to be continually involved in negotiations to enter into strategic alliances and acquisitions in the future. These alliances and acquisitions are intended to enhance ChinaE.com, increase traffic, attract new users and service clients, provide additional revenue streams and secure access to advertising, technology and services on favorable terms.

-- Content and E-Commerce Alliances and Acquisitions

     Our  initial  efforts  in  establishing   strategic  alliances  and  making
acquisitions to enhance our content, e-commerce capabilities and revenues has resulted in the formation of the following joint ventures:

     -- Yiwen Book Store. Our initial efforts in establishing e-commerce joint ventures produced an agreement, in April 1999, with Yiwen Book Import and Export Company to establish an online bookstores of Chinese titles. Yiwen is a state-owned business affiliated with New China Book Stores with over 120,000 titles in inventory. Under the terms of the agreement with Yiwen, we will design and manage the bookselling site and provide e-commerce consulting services. Yinwen will provide warehouse space, access to its product inventory and product delivery services. At October 15, 1999, we had completed design of the bookselling site as well as establishing all required interfaces and online payment systems and a database with book covers, book information, book reviews and commentaries was being compiled. We are performing a market study to fine-tune the site operations and plan to conduct a promotional campaign in advance of the site launch. Launch of the bookselling Web site is expected to occur during the first half of 2000.

     -- Jiayin Cyber-Cash Joint Venture. In June of 1999, we entered into a joint venture to develop an Internet payment system and telephone payment system to address the relative lack of credit card usage in China. Under the terms of the joint venture agreement, we agreed with Shenzhen Jiayin Investment Development Co., Ltd. ("Shenzhen Jiayin") to form Shenzhen Jiayin Electronic Commerce (Information) Technology Co., Ltd. ("Jiayin Joint Venture"). We agreed to contribute RMB 3,500,000 to Jiayin Joint Venture for a 70% interest in the joint venture and Shenzhen Jiayin agreed to contribute RMB 1,500,000 to Jiayin Joint Venture for a 30% interest in the joint venture. Jiayin Joint Venture, in turn, agreed to acquire certain assets, technological know-how and the client base of Shenzhen Jiayin for RMB 4,500,000, payable over a four month period from the issuance of a business license to Jiayin Joint Venture. Shenzhen Jiayin is, in turn, obligated to utilize RMB 2,200,000 to purchase stock of Intermost.

     Shenzhen Jiayin is a privately-owned company formed in China to develop "cyber-cash" as an e-commerce electronic payment system for the Chinese banking system. Prior to forming Jiayin Joint Venture, Shenzhen Jiayin was working with the Shenzhen Financial Electronic Settlement Center, a government agency under China's Central Banking System, in its efforts to develop a cyber-cash system. The cyber-cash system being created will allow banks and e-commerce companies to bypass the current limited access to credit cards with a national debt system that works within government mandates. Jiayin Joint Venture has an exclusive agreement with Shenzhen Financial Settlement Center, a branch of People's Bank of China (the Central Bank of China), to provide electronic payment services in Shenzhen.

     At October 15, 1999, we had filed the necessary documents to register and form Jiayin Joint Venture but the company had not yet been formed and no assets had been transferred. Pending completion of formation of Jiayin Joint Venture, as of October 15, 1999, we had advanced to Shenzhen Jiayin RMB 1,800,000 to fund completion of development of the telephone payment system and the system was operational. Shenzhen Jiayin has entered into an Agreement with Shenzhen Financial Settlement Center, which Agreement will be transferred to Jiayin Joint Venture, allowing us to provide telephone payment system to the public through twelve commercial banks in Shenzhen province. At October 15, 1999, initial development of the Internet payment system, or "cyber-cash" system, was complete and the system was being tested on a pilot basis. The cyber-cash system is expected to be operational before the end of 1999 with implementation of the system being subject to finalization of government policies permitting and regulating online banking. See "Regulation."

-- Internet and Intranet Solutions Alliances and Acquisitions

     Our  initial  efforts  in  establishing   strategic  alliances  and  making
acquisitions to enhance our Internet and Intranet solutions business and revenues has resulted in the following acquisition:

     -- Labtam Corporation Systems Integration Contracts. In June 1999, we entered into an agreement with Labtam Corporation Limited to acquire selected system integration contracts in exchange for RMB 1,200,000 payable by the issuance of 69,700 shares of our common stock.

     At October 15, 1999, we had completed the acquisition of the system integration contracts from Labtam and had begun providing services on those contracts. The contracts include services on network design, installation, integration and maintenance.

Marketing

     Our marketing efforts center around our ChinaE.com and Intermost.com web sites. We advertise and promote our full range of services and products on each of our web sites. Internet marketing strategies include advertising and hyperlinks at other sites through partnerships with as many sites as possible to trade ads and links. We will also market in business directories and through its comprehensive database of corporate companies.

     Our marketing efforts are conducted under the direction of our senior management personnel. In addition to the marketing efforts of management, we have a staff of approximately 23 persons involved in marketing of our services.

Competition

     The market for Internet advertising, e-commerce and Internet and Intranet professional services is relatively new, intensely competitive, rapidly evolving and subject to rapid technological change. We expect competition to persist, intensify and increase in the future. We are aware of several Internet sites which promote Chinese trade and products and which may compete with us for Internet advertising and e-commerce customers. We also compete indirectly for advertisers and e- commerce customers with a large number of other Internet sites, including sites which cater to the Chinese market and sites which promote international trade, and with traditional advertising and media agencies and formats. In the Internet and Intranet services arena, we compete with a wide variety of consulting firms which provide information technology consulting services. We are not aware of any available market share data regarding the markets in which we compete nor are we aware of any trends or innovations which would substantially alter our current market share.

     There are relatively low barriers to enter the markets in which we compete. We have no patented technology to preclude competitors from entering our markets; instead as a professional service firm, we rely on the skill of our personnel. Our services will be compared based upon performance, price, creativity and reliability. We believe that we compete favorably in terms of performance, price, creativity and reliability. However, many of our competitors offer comprehensive Internet technology solutions, and have longer operating histories, larger installed customer bases; longer relationships with clients, and significantly greater financial, technical and public relations resources than do we. There can be no assurance that we can successfully compete with existing competitors or with new competitors which may enter one or more of our markets.

Intellectual Property and Proprietary Rights

     We regard copyrights, service marks, trademarks, trade secrets and other intellectual property as critical to our success. While we do not presently hold any copyrights, service marks or trademarks, we expect to rely on trademark and copyright law, trade secret protection and confidentiality and/or license agreements with employees, customers, partners and others to protect intellectual property rights. Despite such precautions, it may be possible for third parties to obtain and use intellectual property without authorization.
Furthermore, the validity, enforceability and scope of protection of intellectual property in Internet-related industries is uncertain and still evolving. The laws of some foreign countries do not protect intellectual property to the same extent as do the laws of the United States. Specifically, in China, laws protecting intellectual property rights continue to evolve. Beginning with the execution of a Memorandum of Understanding on the Protection of Intellectual Property between China and the United States in 1992, China has adopted a series of changes to its intellectual property laws designed to bring those laws into conformity with international conventions. With the adoption of those changes, the laws governing intellectual property protection in China are substantially similar to those of the United States. However, because those laws are relatively new in China as compared to the United States, the level of enforcement that can be expected from the Chinese government remains subject to some uncertainty.

     We intend to pursue the registration of trademarks in the United States and internationally in China and other Asian countries. We may not, however, be able to secure adequate protection for such trademarks in the United States and other countries. Effective trademark protection may not be available in all the countries in which we conduct business. Policing unauthorized use of marks is also difficult and expensive. In addition, it is possible that competitors will adopt product or service names similar to our's, thereby impeding our ability to build brand identity and possibly leading to customer confusion.

     In order to protect its marks against similar and confusing marks of third parties, we intend to using a watch service which identifies applications to register trademarks, filing oppositions to third parties' applications for trademarks which are similar or confusing, and bringing lawsuits against infringers.

     Many parties are actively developing chat, homepage, search and related Web technologies. Developers of such technologies can be expected to take steps to protect these technologies, including seeking patent protection. There may be patents issued or pending that are held by others and that cover significant parts of our technology, business methods or services. Disputes over rights to these technologies may arise in the future. We cannot be certain that our products and services do not or will not infringe valid patents, copyrights or other intellectual property rights held by third parties. We may be subject to legal proceedings and claims from time to time relating to the intellectual property of others in the ordinary course of our business. In the event that we determine that licensing this intellectual property is appropriate, we may not be able to obtain a license on reasonable terms or at all. We may also incur substantial expenses in defending against third-party infringement claims, regardless of the merit of these claims. Successful infringement claims against us may result in substantial monetary liability or may prevent us from conducting all or a part of our business.

     We also intend to continue to license technology from third parties, including Web-server and encryption technology. The market is evolving and we may need to license additional technologies to remain competitive. We may not be able to license these technologies on commercially reasonable terms or at all. In addition, it is possible that licensed technologies may not be successfully integrated into our services. The inability to obtain any of these licenses could delay product and service development until alternative technologies can be identified, licensed and integrated.

Regulation

     We are subject to and affected by Chinese laws, regulations, administrative determinations, court decisions and similar constraints regarding operation in China, Internet usage and e-commerce.

     Investment and operation in China are governed by various rules regulating permissible forms of foreign investment. We have obtained government approval to operate in China, and do operate, as a wholly foreign owned enterprise and, as such, are not required to maintain Chinese government or private ownership in our company.

     China has enacted other regulations governing Internet connection and the distribution of information via the Internet. Pursuant to Article 6 of the Revised Provisional Regulations Governing the Management of Chinese Computer Information Networks Connected to International Networks, individuals or entities operating computer networks within China which are connected to the
Internet  and  conduct   international   information   exchange   must  use  the
international access channels provided by the Ministry of Post and Telecommunications ("MPT") and obtain various licenses and approvals. We have secured the necessary licenses and approvals and access the Internet through ChinaNet, an approved channel of the MPT.

     In addition to the regulations relating to connection to the Internet, China has adopted regulations governing permissible content on the Chinese Internet infrastructure. The Computer Information Network and Internet Security, Protection and Management Regulations set forth a comprehensive set of regulations governing content which are designed to prevent breaches of public security and socially destabilizing content. Those regulations, which are supervised by the Ministry of Public Security, prohibit use of the Internet to:

     *    harm national security;
     *    disclose state secrets;
     * harm the interests of the State, of society or of a group, or the legal rights of citizens; or
     *    take part in criminal activities.
      Additionally, the regulations prohibit use of the Internet to create, replicate, retrieve or transmit content that:
     * incites violations of the Chinese Constitution, laws or administrative regulations;
     *    incites overthrow of the government or the socialist system;
     *    incites national division harming national unification;
     *    incites hatred or discrimination among nationalities;
     * promotes falsehoods, distorts the truth, spreads rumors or destroys social order;
     * promotes feudal superstition, sexually suggestive material, gambling, violence or murder;
     * promotes terrorism or incites others to criminal activity or openly insults other people or distorts the truth to slander people;
     *    injures the reputation of State organs; or
     *    incites   activities   that   violate   the   Constitution,   laws  or
          administrative regulations.

     The operation of our Web site is subject to the foregoing regulations and to supervision by the Ministry of Public Security. We must cooperate with and assist the Ministry of Public Security in discovering and handling possible violations of the Chinese content regulations. If the content appearing on our site is determined to violate the regulations imposed by the Chinese government, our site could be disconnected from MPT channels to the Internet or blocked and, in the case of serious breaches we may be subject to fines and criminal proceedings.

     We intend to work diligently to assure compliance with all applicable regulations which may impact our business, including cooperating with the MPT and the Ministry of Public Security. There can be no assurance, however, that we will be successful in our efforts to assure full compliance with Chinese regulations affecting our operations or that additional regulations will not be enacted which might adversely impact our operations.

     With regard to the development and deployment of our cyber-cash system, Chinese law does not presently permit online banking services. It is presently anticipated that the government of Shenzhen will adopt laws permitting and regulating online banking. However, there can be no assurance that online banking will ever be permitted under Chinese law or that, if online banking is permitted, the regulations governing online banking operations will be conducive to profitable operations. Accordingly, there is no assurance that we will ever be able to utilize our cyber-cash system in China.

Employees

     As of October 15, 1999, we had 83 full-time employees, (7 management executives, 23 engineering/technical staff, 10 administrative and clerical, 20 Internet content research writing and editing and 23 sales persons). We anticipate the need to hire additional computer programmer/systems specialists to support our expansion plans. None of our employees is a member of any labor union, and we have never experienced any business interruption as a result of any labor disputes. We do not provide any special benefit or incentive programs for our employees.

Item 2.  Management's Discussion and Analysis or Plan of Operation.

General

     The following discussion should be read in conjunction with the financial statements appearing elsewhere herein.

     Prior to October of 1998, we were engaged in limited operations relating to efforts to identify and acquire, or merge with, one or more operating businesses. In October 1998, we acquired Intermost Limited and adopted the business plan of IML. The acquisition of IML has been accounted for using the purchase method of accounting with the transaction being accounted for as a "reverse acquisition." We do not consider the operations prior to the acquisition of IML to be material to an understanding of our company. Accordingly, this discussion relates to the operations of IML for all periods presented, excluding our former operations prior to the acquisition of IML.

     IML was formed in January of 1998 to establish a position as a leading provider of Internet technologies and services, business information services, value-added network consulting services and other related products and services in China. Revenues are generated through a combination of consulting service fees, advertising fees, web site design, hosting and maintenance fees and information fees. We expect that future revenues will include E-commerce fees.

     Following the Exchange, we changed our year end to June 30 to conform with the fiscal year of IML. From inception (January 1998) to June 30, 1998, we were involved in limited organizational activities and had no operating revenues. We began revenue producing activities in the first quarter of fiscal 1999 (ended September 30, 1998).

Plan of Operation

     We launched our web site, www.ChinaE.com, in July 1998 and, simultaneous therewith, began assembling our company and product database, assembling a staff of information technology and internet professionals and marketing our services. Since that time, we have grown our database and professional staff and provided services to a growing base of clients, formed a joint venture to develop online payment systems for the Chinese market and acquired certain systems integration accounts.

     During the twelve month period beginning October 1, 1999, we plan to continue to grow our database, professional staff and client base, establish a growing base of strategic relationships with online advertisers, sponsors and e-commerce partners and complete the development of a cyber-cash payment system being developed through our interest in the Jiayin Joint Venture. Our goals are
(1) to establish our web site as a recognized and preferred destination for companies seeking to establish relationships and source products in the Chinese market and, as a result thereof, to create an attractive environment for online advertisers, sponsors and e-commerce partners, (2) to become a leading provider of web design, maintenance and hosting services, e-commerce solutions and intranet design and implementation services in China, and (3) to complete development and begin offering the cyber-cash system of the Jiayin Joint Venture.

     Our cash requirements for the twelve month period beginning October 1, 1999 are expected to relate primarily to the following: (1) support for existing operations, (2) growth initiatives to increase our online database, establish additional online advertising and e-commerce relationships, and grow our base of internet and intranet solutions clients, and (3) funding of the Jiayin Joint Venture.

     Cash on hand at September 30, 1999 is believed to be adequate to support our existing operations for the following twelve months without raising additional capital.

     Cash requirements to support our growth initiatives are scalable in that operation of our www.ChinaE.com site, combined with our existing marketing efforts, is expected to create internal growth at little or no marginal cost while additional initiatives to supplement internal growth may be undertaken through increased marketing efforts and acquisitions the cost of which initiatives may vary from minimal amounts from our existing resources to millions of dollars which would require us to raise additional capital over the next twelve months.

     Growth in our database, strategic relationships and services client base are expected to be driven by the operation of our www.ChinaE.com site at little or no marginal cost. We believe that the ability of companies to include company and product data in our online database at no cost, and the ability of companies to access that database at little or no cost will attract many participants in the Chinese market creating growth in our database, growth in site traffic and growth in online advertising and e-commerce relationships. We believe that the operation of www.ChinaE.com will also create growing awareness of our Internet and intranet solutions services which are marketed through the site resulting in growth in our client base.

     If we rely on existing operations to grow our business, which is our present plan, we do not expect to make any substantial expenditures over the following twelve months for research and development or for plant and equipment purchases. Likewise, we do not anticipate any substantial additional hiring over the next twelve months with employee headcount expected to rise from approximately 80 at September 30, 1999 to approximately 150 at September 30, 2000. If internal growth is exceptional or if we undertake substantial growth initiatives to supplement our internal growth rate, we may be require to purchase additional servers and related computer and telecommunications equipment and hire substantial additional personnel to support such growth in which case we may be required to raise additional capital over the next twelve months. Additionally, if we pursue acquisitions of complementary business operations or assets to supplement our growth, we may be required to raise additional capital or, in the alternative, may issue stock to pay for such acquisitions similar to our acquisition of certain systems integration contracts from Labtam Corporation during fiscal 1999.

     Cash requirements to support completion of the development and implementation of the cyber-cash payment system by the Jiayin Joint Venture are expected to relate primarily to our capital contribution under the joint venture agreement. We are obligated to contribute RMB3,500,000 to Jiayin Joint Venture. At October 15, 1999, a business license had not been issued and we had made no contributions to the capital of Jiayin Joint Venture. However, we had advanced RMB1,800,000 to Shenzhen Jiayin toward development of the cyber-cash system. The cyber-cash system is expected to be operational before the end of 1999, subject to government approvals.

Results of Operations

     Following is summary financial information reflecting the operations for the periods indicated.


                         Period from January
                       2, 1998 (Inception) to     Year Ended June
                            June 30, 1998            30, 1999       Three Months Ended September 30,
                       -----------------------   ---------------   ----------------------------------
                                                                        1998              1999
                                                                      ---------         --------

Net sales                    $         0        $     388,080       $     66,108     $    327,577
Cost of services                       0              185,385             13,861          211,846
                             -----------      ---------------      -------------    -------------
Gross profit                           0              202,695             52,247          115,731
Selling, general and
administrative                     6,579              436,120             37,130          148,461
                             -----------      ---------------      -------------    -------------
Operating income (loss)          (6,579)            (233,425)             15,117         (32,730)
Other income, net                      0                3,969                  0            3,326
                             -----------      ---------------      -------------    -------------
Net income (loss)            $    (6,579)       $   (229,456)       $     15,117    $    (29,404)
                             ===========      ===============      =============    =============


Three Months Ended September 30, 1999 Compared to Three Months Ended September 30, 1998 and Year Ended June 30, 1999

     Prior to June 30, 1998, our activities were limited to organizational activities associated with the launch of our web site and commencement of operations.

     Net Sales. Net sales for the quarter ended September 30, 1999 increased to $327,577, or 396%, from $66,108 for the quarter ended September 30, 1998. Net sales for the year ended June 30, 1999 totaled $388,080. We had no revenues for the period from January 2, 1998 (inception of IML) to June 30, 1998.

     Net sales for the quarter, and from inception, have been derived principally from web advertisement, web site design, information fees, systems integration and e-commerce solutions, referred to as "business portals and e-commerce solutions", and from software design and general internet solutions and business consulting services, referred to as "software development and consulting commission income".

     The following table reflects the total net sales and percentage of net sales represented by business portals and e-commerce solutions and by software development and consulting services for the periods indicated:


                                 Total Net Sales                             Percent of Total Net Sales
                      -----------------------------------------      ---------------------------------------
                       Year Ended             September 30,           Year Ended            September 30,
                        June 30,                                       June 30,
                         1999                                            1999
                      ------------         ---------------------     ------------        -------------------
                                            1998           1999                           1998         1999
                                           -------       -------                         ------       ------

Business portals and e-
commerce solutions
- Web site design
   and
   development           $131,629          $40,098       $105,694          33.9%         60.7%         32.3%
- Web
  advertisement           132,897           20,966         35,073          34.3%         31.7%         10.7%
- Systems
  sales and
  integration               5,176                0        142,715           1.3%          0.0%         43.5%
- Web hosting               5,727            5,044          6,195           1.5%          7.6%          1.9%
                        ---------        ---------      ---------      ---------     ---------      --------
                          275,429           66,108        289,677          71.0%        100.0%         88.4%
Software development and
consulting
- Software
  development              58,651                0         37,900          15.1%          0.0%         11.6%
- Consulting               54,000                0              0          13.9%          0.0%          0.0%
                        ---------        ---------      ---------      ---------     ---------      --------
                          112,651                0         37,900          29.0%          0.0%         11.6%
                        ---------        ---------      ---------      ---------     ---------      --------
Total                   $ 388,080         $ 66,108      $ 327,577         100.0%        100.0%        100.0%
                        =========        =========      =========      =========     =========      =========


     Business portals and e-commerce solutions accounted for $289,677 of net sales, or 88.4% of total net sales, for the quarter ended September 30, 1999, representing a 338.2% increase in such revenues compared to $66,108 of net sales, or 100% of total net sales for the quarter ended September 30, 1998. Business portals and e-commerce solutions accounted for $275,429 of net sales, or 71.0% of net sales, for the year ended June 30, 1999.

     Software development and consulting accounted for $37,900 of net sales, or 11.6% of total net sales, for the quarter ended September 30, 1999, as compared to $0 of net sales for the quarter ended September 30, 1998. Software development and consulting accounted for $112,651 of net sales, or 29.0% of net sales, for the year ended June 30, 1999.

     We began earning revenues in July of 1998 and had an engineering/technical staff of 7 persons at September 30, 1998, which staff had increased to 23 persons at September 30, 1999.

     The increase in each category of revenues during the current quarter was primarily attributable to marketing efforts and increased name brand awareness in connection with those efforts and the operation of our www.ChinaE.com site.

     Cost of Services. Cost of services consist principally of salary for computer network technicians, costs of systems sales and integration, subcontract fees, depreciation and amortization, and other costs associated with the same, including travel, welfare, office and related expenses allocable to the engineering and technician staff. Additionally, other cost of services includes certain other costs associated with the offering of special promotional packages to the top 100 listed companies in China, which package included participation in a seminar, lodging and advertisement.

     The following table reflects the principal components of cost of services and percentage of net sales represented by each component for the periods indicated:


                                Total Cost of Services                   Percent of Total Net Sales
                      -----------------------------------------     ------------------------------------
                                          Three Months Ended                          Three Months Ended
                       Year Ended            September 30,           Year Ended          September 30,
                        June 30,                                      June 30,
                          1999                                          1999
                      ------------     ------------------------     ------------     -------------------
                                        1998             1999                         1998        1999
                                       ------          -------                       -------     -------

Engineer/
Technician
salaries            $     77,001     $   4,979      $   29,761          19.8%          7.5%         9.1%
Subcontract
fees                      45,000             -          26,500          11.6%          0.0%         8.1%
Cost of system
sales and
integration                    -             -         131,400           0.0%          0.0%        40.1%
Depreciation               2,106           405           1,929           0.5%          0.6%         0.6%
Other                     61,278         8,477          22,256          15.9%         12.9%         6.8%
                    ------------    ----------     -----------      ---------      --------      -------
Total                $   185,385     $  13,861       $ 211,846          47.8%         21.0%        64.7%
                    ============    ==========     ===========      =========      ========      =======


     For the three months ended September 30, 1999, costs of services increased 1428%, to $211,846, or 64.7% of net sales, compared to $13,861, or 21% of net sales, for the three months ended September 30, 1998. The principal components of cost of services during the three months ended September 30, 1999 were engineer/technician salaries which accounted for $29,761, or 9.1%, of net sales, representing a 498% increase over engineering/technician salaries of $4,979, or 7.5% of net sales, for the three months ended September 30, 1998; subcontract fees which accounted for $26,500, or 8.1% of net sales, compared to $0 of subcontract fees for the three months ended September 30, 1998; cost of hardware sold which accounted for $131,400, or 40.1% of net sales, compared to $0 of cost of hardware sold for the three months ended September 30, 1998; other costs associated with support on the engineering/technician staff which accounted for $22,256, or 6.8% of net sales, representing a 162.5% increase over other costs of $8,477, or 12.9%, of net sales, for the three months ended September 30, 1998; and depreciation of equipment utilized in connection with services which accounted for $1,929, or 0.6%, of net sales, representing a 376% increase over depreciation which accounted for $405, or 0.6% of net sales, for the three months ended September 30, 1998; and other costs which accounted for $22,256, or 6.8%, of net sales, representing a 162.5% increase over other costs which accounted for $8,477, or 12.9%, of net sales, for the three months ended
September 30, 1998. Cost of services for the year ended June 30, 1999 totaled $185,385, or 47.8% of net sales and consisted primarily of engineer/technician salaries which accounted for $77,001, or 19.8% of net sales, subcontract fees which accounted for $45,000, or 11.6% of net sales, depreciation which accounted for $2,106, or 0.5% of net sales, and other costs which accounted for $61,278, or 15.9% of net sales.

     The increase in costs of services was principally attributable to expenditures to support the increase in net sales, including an increase in engineering/technician headcount from 7 at September 30, 1998 to 23 at September 30, 1999 and the sale of certain hardware during the current quarter. The increase in costs of services as a percentage of revenues was primarily attributable to the sale of hardware which has a lower profit margin than service revenues and the costs associated with offering special promotional packages to selected customers.

     Selling, General and Administrative Expense. Selling, general and administrative expense ("SG&A") consists principally of (1) sales commissions, advertising, trade show and seminar expenses, and direct-field sales expense,
(2) salary for administrative and sales staff, and (3) corporate overhead.

     The  following  table  reflects  the  principal   components  of  SG&A  and
percentage of net sales represented by each component for the periods indicated:


                                     Total SG&A                        Percent of Total Net Sales
                       ---------------------------------------     -----------------------------------
                                           Three Months Ended                      Three Months Ended
                        Year Ended            September 30,         Year Ended        September 30,
                         June 30,                                    June 30,
                          1999                                         1999
                       ------------      ---------------------     ------------    --------------------
                                          1998           1999                        1998         1999
                                         -------       -------                     --------     -------

Sales and
marketing
salaries and
commissions         $     56,390       $   4,336      $  25,132         14.5%         6.5%         7.7%
Other sales and
marketing
expenses                  89,455           9,820         38,557         23.1%        14.9%        11.8%
Administrative
salaries                  62,886           7,854         19,394         16.2%        11.9%         5.9%
Other corporate          227,389          15,120         65,378         58.6%        22.9%        19.9%
                    ------------      ----------    -----------     ---------     --------     --------
Total                $   436,120       $  37,130      $ 148,461        112.4%        56.2%        45.3%
                    ============      ==========    ===========     =========     ========     ========


     For the three months ended September 30, 1999, SG&A increased 300%, to $148,461, or 45.3% of net sales, compared to $37,130, or 56.2% of net sales, for the three months ended September 30, 1998. SG&A totaled $436,120, or 112.4% of net sales, for the year ended June 30, 1999.

     The increase in SG&A has been principally  attributable to a combination of
(1) aggressive marketing efforts associated with the commencement and growth of revenue producing operations, including costs associated with sales commissions, attendance at international trade conferences, industry journal advertising and other related expenses, and (2) an increase in administrative support staff and corporate overhead to support anticipated growth in revenues. The principal components of SG&A during the three months ended September 30, 1999 were sales and marketing salaries and commissions which accounted for $25,132, or 7.7% of net sales, representing a 480% increase from $4,336, or 6.5% of net sales, for the three months ended September 30, 1998; other marketing expenditures which accounted for $38,557, or 11.8% of net sales, representing a 293% increase from

$9,820, or 14.9% of net sales, for the three months ended September 30, 1998; administrative salaries and benefits which accounted for $19,394, or 5.9% of net sales, representing a 147% increase from $7,854, or 11.9% of net sales, for the three months ended September 30, 1998; and other corporate expense, which includes occupancy expense, general office expenses travel, general staff welfare expense and consulting fees, among others, which accounted for $65,378, or 19.9% of net sales, representing a 332.4% increase from $15,120, or 22.9% of net sales, for the three months ended September 30, 1998;. The principal components of SG&A during the year ended June 30, 1999 were sales and marketing salaries and commissions which accounted for $56,390, or 14.5% of net sales, other marketing expenditures which accounted for $89,455, or 23.1% of net sales, administrative salaries and benefits which accounted for $62,886, or 11.9% of net sales and other corporate expense which accounted for $227,389, or 58.6% of net sales.

     Other Income. Other income consists principally of interest income. For the three months ended September 30, 1999 other income totaled $3,326 compared to $0 of other income for the three months ended September 30, 1998. The increase in other income was attributable to increased balances of cash held in interest bearing accounts.

Liquidity and Capital Resources

     At September 30, 1999 we had cash and cash equivalents of $395,523 and working capital of $611,647 as compared to $528,612 of cash and cash equivalents and 651,223 of working capital at June 30, 1999.

     Our primary sources of financing has been cash from the sale of common stock and, to a lesser degree, cash provided by operating activities and various loans from shareholders and directors.

     Operations used $124,623 of cash during the three months ended September 30, 1999 and $167,786 of cash during the year ended June 30, 1999. Funds used in operations primarily relate to the losses incurred during the period, increases in trade and other receivables and increases in other current and non-current assets, all relating to the start-up and growth of operations, which were partially offset by an increase in trade payables.

     Investing activities used $8,466 during the three months ended September 30, 1999 and $140,087 during the year ended June 30, 1999. Funds used in investing activities consist of purchases of equipment to support operations amounts due from our joint venture partner, Jiayin Investment Company Limited.

     Financing activities provided $0 of cash during the three months ended September 30, 1999 and $835,549 during the year ended June 30, 1999. The cash provided by financing activities was attributable to the receipt of proceeds from the sale of common stock during the periods.

     We had no long term debt at September 30, 1999 or June 30, 1999.

     Management believes that the funds on hand at September 30, 1999 are adequate to support operations for at least the following twelve months. Depending upon the rate of growth and the growth initiatives undertaken, we may seek additional capital in the future to support expansion of operations and acquisitions.

Year 2000 Issue

     The Year 2000 Issue is the result of potential problems with computer systems or any equipment with computer chips that use dates where the date has been stored as just two digits (e.g. 98 for 1998). On January 1, 2000, any clock or date recording mechanism including date sensitive software which uses only two digits to represent the year, may recognize a date using 00 as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruption of operations, including among other things, a temporary inability to process transactions, send invoices, or engage in similar activities.

     We began operations in mid-1998 and acquired computers, equipment and software which we believes are Year 2000 compliant. Further, we have trained specialists with expertise in Year 2000 remediation. Accordingly, we believe that Year 2000 compliance will have no material impact on our company, our financial position or results of operations.

     As of September 30, 1999, we had communicated with all of the vendors and suppliers with whom we do significant business to determine their Year 2000 Compliance readiness and the extent to which we are vulnerable to any third party Year 2000 issues. All of the vendors and suppliers have either provided adequate assurances of their Year 2000 compliance or have been replaced with other vendors or suppliers which are Year 2000 compliant. All new vendors and suppliers will be required to provide assurances of Year 2000 compliance. However, there can be no guarantee that the systems of other companies on which our systems rely will be timely converted, or that a failure to convert by another company, or a conversion that is incompatible with our system, would not have a material adverse effect on our company, financial position and operating results.

     It should be noted that our web site and our business are substantially dependent upon our ability, and the ability of our clients, to connect to the Internet through approved channels maintained by the Chinese government. We are unable to verify that the network "backbone" operated by the Chinese government, through which we connect to the Internet, is Year 2000 compliant. Because of the recent advent of the Internet, particularly in China, we believe that the systems operated by the Chinese government should be Year 2000 compliant. However, we have no means of verify such. If the systems operated by the Chinese government, through which we and our clients access the Internet, fail as a result of Year 2000 issues, our operations and financial condition could be materially adversely affected and we could, for a time, be unable to operate our network in China. While we operate a mirror site in the United States which could continue to support our site, our ability to operate our site would be materially impaired if we cannot access the Internet from China.

Factors That May Affect Future Results

     Our operating results have been, and will continue to be, affected by a wide variety of factors that could have a material adverse effect on revenues and profitability during any particular period, including the level and rate of acceptance of our products and services by the Chinese people, continued growth in use of the Internet in China, entry of new competition (including established companies from outside of China and companies with substantially greater resources), fluctuations in the level of orders for services which are received and can be delivered in a quarter, rescheduling or cancellation of orders by customers, competitive pressures on selling prices, changes in product, service or customer mix, rapid changes in technology, dependence upon certain key employees, availability and cost of computer technicians, loss of any strategic relationships, our ability to introduce new products and services on a timely basis, new product and service introductions by our competitors, requirements for additional capital to support future growth and acquisitions, fluctuations in exchange rates, and general economic conditions, among others.

     In addition to the general factors noted above, our future operating results are expected to be impacted by our acquisition of certain systems integration contracts from third parties in June 1999. Those contracts, with an estimated value of services to be rendered of $1,000,000, were acquired for Rmb 1,200,000 which will satisfied through the issuance of 69,700 shares of common stock. $150,000 of the services to rendered under those contracts were performed during the three months ended September 30, 1999 and we anticipate that approximately $500,000 of the services to be rendered under those contracts will be performed during the final nine months of the year ending June 30, 2000.

     In June 1999, we formed the Jiayin Joint Venture to develop a cyber-cash system. Pursuant to the terms of the joint venture, we are required to contribute Rmb 3,500,000 to the joint venture in exchange for a 70% interest in the joint venture and our joint venture partner was required to contribute Rmb 1,500,000 to the joint venture in exchange for a 30% interest in the joint venture. The joint venture, in turn, agreed to acquire certain assets, technological know-how and the client base of our joint venture partner for RMB 4,500,000. The payment to be made to Shenzhen Jiayin is payable over a four month period from the issuance of a business license to Jiayin Joint Venture. Shenzhen Jiayin is, in turn, obligated to utilize RMB2,200,000 of the proceeds received to purchase stock of Intermost at a price equal to 50% of the average closing price of our common stock over the five days prior to the date of the joint venture agreement. At October 15, 1999, the joint venture had not yet received a business license, no capital contributions had been made and no assets transferred. At October 15, 1999, we had advanced RMB1,800,000 to Shenzhen Jiayin for development of a telephone payment system and the system was operational. At October 15, 1999, initial development of cyber-cash system was complete and the system was being tested on a pilot basis. The cyber-cash system is expected to be operational before the end of 1999. We expect to begin realizing licensing revenues, subject to receipt of necessary government approvals, from the cyber-cash system in 2000.

     Additionally, our operations may be impacted by various factors associated with doing business in China, including, but not limited to, uncertainty regarding the application or enforcement of various regulations relating to business generally, and the Internet specifically, and potential changes in such regulations, political or economic conditions, methods and rates of taxation, and other factors. We may be impacted by the ongoing Asian financial crisis. Countries in the Asia Pacific region have recently experienced weaknesses in their currency, banking and equity markets. These weaknesses could adversely affect, among other things, consumer demand for discretionary goods in the region (perhaps including our products and services which may be considered expenditures by consumers), and the U.S. dollar value of our foreign currency denominated sales (e.g., to the extent sales are denominated in Renminbi or Hong Kong dollars). In addition, our interest income and expense may be sensitive to fluctuations in the general level of Hong Kong and Chinese interest rates. However, as we conduct substantially all of our operations, including substantially all of our sales and expenses, in Renminbi or Hong Kong dollars, management does not believe we are exposed to undue risk arising from fluctuations of the exchange rates between those currencies and the U.S. dollar.

Inflation

     Inflation has historically not had a material effect on our operations. When the price of products and services increases, we believe that we will be able to pass those higher prices on to the customer. Accordingly, we believe inflation will not have a material effect on our future operations.

Item 3.  Properties.

     The Company's executive offices are located in 6,500-square feet of office space on the 38th and 41st Floor, Guomao Building, Renmin South Road, Shenzhen, China. The facilities are leased from a third party pursuant to two leases which expire in April 2000 and July 2001 and provide for aggregate monthly rental payments of $5,750.

     The Company also maintains an office in Hong Kong. The Hong Kong office is provided through an affiliation with Corporate Conventions International Limited on a rent free basis.

     Management believes that the Company's facilities are adequate to support operations for the foreseeable future.

Item 4.  Security Ownership of Certain Beneficial Owners and Management.

Common Stock

     The following table is furnished as of November 12, 1999, to indicate beneficial ownership of shares of the Company's Common Stock by (1) each shareholder of the Company who is known by the Company to be a beneficial owner of more than 5% of the Company's Common Stock, (2) each director and named officer of the Company, individually, and (3) all officers and directors of the Company as a group. The information set out in the following table was supplied by such persons.

Name and Address of                                 Number of Shares
Beneficial Owner (1)                               Beneficially Owned    Percent
--------------------                              --------------------  --------
Allied Point Limited (2)(3)........................     3,218,653         33.0 %
Jun LIANG (3)......................................     3,218,653 (2)     33.0 %
Andy LIN (3).......................................     3,218,653 (2)     33.0 %
Shim YANG..........................................       750,000          7.7 %
Wai Ho LI..........................................       600,000          6.2 %
Sai Keung CHAN.....................................       350,000          3.6 %
All officers and directors as a group (5 persons)..     4,918,653         50.4 %

(1) Unless otherwise noted, each person or group identified possesses sole voting and investment power with respect to the shares shown opposite the name of such person or group.

(2) Allied Point Limited is a corporation organized under the laws of the British Virgin Islands and is owned 50% by Jun Liang and 50% by Andy Lin. Therefore, Mr. Liang and Mr. Lin may be deemed to be the beneficial owners of those shares.

(3)  Address is 38th Floor, Guomao Building, Renmin South Road, Shenzhen, China.

Item 5.  Directors, Executive Officers, Promoters and Control Persons.

Identification  of  Directors,   Executive  Officers  and  Certain   Significant
Employees

     The following table sets forth certain information regarding the directors and executive officers of the Company.

Name                        Age        Position

Jun LIANG.................   37       President and Director
Andy LIN..................   52       Executive Vice President and Director
Mark Williamson...........   38       Vice President - Business Development
Sai Keung CHAN............   44       Secretary and Director
Wai Ho LI.................   43       Director
Shim YANG.................   42       Director

Terms of Office

     The directors named above will serve until the first annual meeting of the Company's shareholders. Thereafter, directors will be elected for one-year terms at the annual shareholders' meeting. Officers will hold their positions at the pleasure of the Board of Directors, absent any employment agreement, of which none currently exist or are contemplated.

Business Experience

     Jun LIANG co-founded the Company's predecessor, IML, in January 1998 and has served as its President and a Director since inception and as President and a Director of the Company since the Exchange in October 1998. Prior to forming IML, from 1994 to 1998, Mr. Liang was the president of China Business Resources, a privately-owned Hong Kong company specializing in providing companies directories, business directory services and other business information in print, CD-ROM and electronic format. During the period of Mr. Liang's service with China Business Resources, annual revenues averaged approximately $500,000. Mr. Liang graduated from Beijing Shijou University in 1982 with a Bachelor of Science degree in Chemical Engineering and from Stanford University in 1986 with a Master of Science degree in Chemical Engineering.

     Andy LIN co-founded the Company's predecessor, IML, in January 1998 and has served as its Vice President and a Director since inception and as Vice President and a Director of the Company since the Exchange in October 1998. Prior to forming IML, he was the vice president of China Business Resources from 1994 to 1998. Mr. Lin graduated from Tsinghua University in 1970 with a Bachelor degree and from the Chinese Academy of Sciences in 1981 with a Master of Science degree in computer science.

     Mark Williamson joined the Company in November 1999 as Vice President - Business Development. Prior to joining the Company, Mr. Williamson was a Senior Business Analyst with Electronic Data Systems from October 1998 to October 1999. Previously from 1994 to 1998 Mr. Williamson was a founder and Managing Director of Williamson, Fourier & Company, an import-export company based in Budapest, Hungary.

     Sai Keung CHAN joined the Company's predecessor, IML, as Secretary and a Director in January 1998 and assumed the same positions with the Company following the Exchange in October 1998. Mr. Chan received a law degree from the University of Southampton, U.K. and since 1986 has been a partner in the law firm of Liau, Ho & Chan in Hong Kong.

     Wai Ho LI joined the Company's predecessor, IML, as a Director in January 1998 and assumed the same positions with the Company following the Exchange in October 1998. Since 1983, Mr. Li has been a director of Pado Contracting Co., Ltd., a privately-held company in Hong Kong specializing in interior design and decoration work, where he is responsible for business development and strategic planning.

     Shim YANG joined the Company's predecessor, IML, as a Director in January 1998 and was appointed a Director of the Company following the Exchange in October 1998. Since 1997, Mr. Yang has been a director of Corporate Finance International Ltd., a privately-held company in Hong Kong specializing in corporate finance and business restructuring consulting, where he is responsible for corporate development and strategic management. Mr. Yang received a Bachelors degree in Economics from the University of Foreign Trade, China in 1982.


Item 6.  Executive Compensation

     Neither the Company nor IML has paid compensation to any officer in excess of $100,000 for any fiscal year, or portion of a fiscal year. During the period from inception to June 30, 1998, IML paid no compensation to Jun Liang, the Company's chief executive officer. During the nine months ended March 31, 1999, the Company and IML paid $15,384 of compensation to Jun Liang.


     Beginning January 1, 1999, until the Company acquires sufficient revenues through the operation of its business, the Company pays each of its executive officers HK$20,000 per month. The Company currently pays its non-employee directors HK$5,000 per meeting attended with compensation limited to HK$5,000 in a month regardless of the number of meetings attended. The Company reimburses its officers and directors for any out-of-pocket expenses incurred on behalf of the Company. The Company does not have any pension, profit-sharing, stock bonus, or other benefit plans. The Company expects to enter into employment agreements with key employees, to implement comprehensive compensation arrangements with its officers and directors and to adopt benefit plans in the future at the discretion of the Board of Directors. The Board plans to adopt a stock option plan under which 2,000,000 shares of common stock would be reserved for issuance pursuant to options to be granted to key employees.


Item 7.  Certain Relationships and Related Transactions.

         None.

Item 8.  Description of Securities.

     At November 12, 1999, the Company's authorized capital stock consisted of 100,000,000 shares of common stock, $.001 par value, of which 9,754,412 shares were issued and outstanding, and 5,000,000 shares of preferred stock, $.001 par value, of which no shares were issued and outstanding.

Common Stock

     The holders of common stock are entitled to one vote per share on all matters to be voted on by the stockholders. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of common stock are entitled to receive out of funds legally available therefor dividends as our Board of Directors may declare from time to time. Upon a liquidation, dissolution or winding up of the Company, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding shares of preferred stock. Holders of common stock have no preemptive, conversion, subscription or other rights. There are no redemption or sinking fund provisions applicable to the common stock.

Preferred Stock

     Under the Certificate of Incorporation, as amended and restated, the Board of Directors will have the authority, without further action by stockholders, to issue up to 5,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges, qualifications and restrictions granted to or imposed upon such preferred stock, including dividend rights, conversion rights, voting rights, rights and terms of redemption, liquidation preference and sinking fund terms, any or all of which may be greater than the rights of the common stock. The issuance of preferred stock could adversely affect the voting power of holders of common stock and reduce the likelihood that such holders will receive dividend payments and payments upon liquidation. Such issuance could have the effect of decreasing the market price of the common stock. The issuance of preferred stock could have the effect of delaying, deterring or preventing a change in control of the Company. We have no present plans to issue any shares of preferred stock.

Anti-Takeover Provisions

     Except as described above regarding the Company's authorized preferred stock, there are no provisions in the Company's Certificate of Incorporation or Bylaws which would, or could, have the effect of delaying, deferring or preventing a change in control of the Company.

Transfer Agent and Registrar

     The transfer agent and registrar for the Company's common stock is OTC Stock Transfer, Inc., P.O. Box 65665, Salt Lake City, Utah 84165.

                                     PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters.

Market Information

     There is no established public trading market for the Company's Common Stock. The Common Stock trades on a sporadic basis under the symbol IMOT on the OTC Bulletin Board. There is no assurance that an established trading market will develop in the Company's shares or that any such market which may develop will be sustained.

Holders

     At November 12, 1999, there were approximately 455 record holders of the Company's Common Stock.

Dividends

     The Company has not paid any dividends to date, and has no plans to do so in the immediate future.

Shares Issuable Pursuant to Warrants and Options or Eligible for Resale Under Rule 144 or Pursuant to Registration Rights

     At November 12, 1999, there were no warrants, options or convertible securities outstanding and exercisable to purchase, or convertible into, common stock of the Company.

     As of November 12, 1999, the Company had outstanding 9,754,412 shares of common stock. Of these shares, 4,661,561 shares are freely tradable without restriction or registration under the Securities Act by persons other than "affiliates," as defined by Rule 144 promulgated under the Securities Act. The remaining 5,092,851 shares are "restricted shares" as that term is defined by Rule 144. All of the restricted shares presently outstanding are presently eligible for resale under Rule 144, 4,918,653 of the restricted shares are held by affiliates of the Company.

     In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned restricted securities for at least one year, including persons who may be deemed "affiliates" of the Company, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the number of shares of common stock then outstanding or the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a Form 144 with respect to such sale. Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about the Company. In addition, a person who is not deemed to have been an affiliate of the Company at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years would be entitled to sell such shares under Rule 144(k) without regard to the requirements described above.

     The Company cannot predict the effect, if any, that the sales of common stock or the availability of such shares for sale in the public market will have on the market price for the Company's common stock prevailing from time to time. Nevertheless, sales of substantial amounts of common stock in the public market after the restrictions described above lapse could adversely affect prevailing market prices for the common stock and impair the Company's ability to raise capital through an offering of equity securities in the future.

     At November 12, 1999, the Company had no obligation to register shares under the Securities Act of 1933 for sale by any persons.

Item 2.  Legal Proceedings.

     The Company is from time to time a party to lawsuits incidental to its business. The Company and its management are not presently aware of any pending or threatened proceedings which, individually or in the aggregate, are believed to be material.

Item 3. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

     In July 1999, the Company's Board of Directors selected Arthur Andersen & Co. to serve as its new independent accountants and dismissed Andersen, Andersen & Strong, L.C., Certified Public Accountants, of Salt Lake City, Utah which previously served as the independent accountants for the Company.

     Andersen, Andersen & Strong's reports on the financial statements of the Company for the fiscal years ended December 31, 1995, 1996 and 1997 contain no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty (other than uncertainty as to the company's continuing as a going concern), audit scope, or accounting principles. In connection with its audits for fiscal years 1995, 1996 and 1997 and through the date of their dismissal, there were no disagreements with Andersen, Andersen & Strong, L.C. on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of Andersen, Andersen & Strong, L.C. would have caused them to make reference thereto in its reports on the financial statements for such years.


Item 4.  Recent Sales of Unregistered Securities.

     In October 1998, the Company issued 4,970,000 shares of common stock in exchange for all of the issued and outstanding shares of Intermost Limited
("IML"), a British Virgin Islands Company. The shares were issued to the shareholders of IML, Jun Liang and Andy Lin, through Allied Point Limited, Shim Yang, Wai Ho Li and Sai Keung Chan. The transaction was carried out without the use of an underwriter, without any general advertising, solicitation or public offering and without the payment of commissions pursuant to the exemption set forth in Section 4(2) of the Securities Act of 1933, as amended.

     In April 1999, the Company completed an offering of 1,298,706 shares of common stock for $999,999 in cash. The shares were sold without the use of an underwriter to 42 accredited investors. Commissions totaling $29,160 were paid in connection with the offering. The offering and sale was made pursuant to the exemption set forth in Regulation D, Rule 504 of the Securities Act of 1933, as amended which exemption was based on the following facts: (1) the Company was not subject 13 or 15(d) of the Exchange Act; (2) the Company was not an investment Company; (3) the Company was not a development stage company with no specific business plan or with a business plan to engage in a merger or acquisition of an unidentified company; and (4) the aggregate offering price did not exceed $1,000,000.

Item 5. Indemnification and Exclusion of Liability of Directors and Officers

     So far as permitted by the Utah Business Corporation Act, the Company's Articles of Incorporation provide that the Company will indemnify its directors and officers against expenses and liabilities they incur to defend, settle or satisfy any civil or criminal action brought against them on account of their being or having been Company directors or officers unless, in any such action, they are adjudged to have acted with gross negligence or to have engaged in willful misconduct. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, (collectively, the "Acts") may be permitted to directors, officers or controlling persons pursuant to forgoing provisions, the Company has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Acts and is, therefore, unenforceable.

                                    PART F/S

                          Index to Financial Statements
                     Intermost Corporation and Subsidiaries

                                                                            Page
                                                                            ----

Independent Auditors' Report................................................ F-1
Consolidated Balance Sheets as of June 30, 1998 and 1999.................... F-2
Consolidated Statements of Operations for the Period from January 2, 1998 to June 30, 1998 and the Year Ended June 30, 1999......................... F-3
Consolidated Statements of Cash Flows for the Period from January 2, 1998 to June 30, 1998 and the Year Ended June 30, 1999......................... F-4
Consolidated Statement of Changes in Stockholders' Equity (Deficit)
  for the Period from January 2, 1998 to June 30, 1998 and the Year
  Ended June 30, 1999 ...................................................... F-5
Notes to Consolidated Financial Statements.................................. F-6

Consolidated Balance Sheet as of September 30, 1999.........................F-20
Consolidated Statements of Operations for the Three Months Ended
  September 30, 1998 and 1999...............................................F-21
Consolidated Statements of Cash Flows for the Three Months Ended
  September 30, 1998 and 1999...............................................F-22
Notes to Consolidated Financial Statements..................................F-23

                                    PART III

Item 1. Index to Exhibits.

            2.1*   Articles of Incorporation
            2.2*   Bylaws
            6.1*   Joint Venture Agreement re: Tech 2020
            6.2*   Supply Agreement for Online Bookstore
            6.3    Cooperative Agreement re: formation of Jiayin E-Commerce
                   joint venture
            6.4    Agreement re: acquisition of customer accounts from Labtam
                   Corporation
            6.5    Subscription Agreement re: sale of common stock
            8.1    Exchange Agreement with Shareholders of
                   Intermost Limited
            27.1   Financial Data Schedule

* Previously filed

                                   SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant has caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                INTERMOST CORPORATION


Date: November 11, 1999                              /s/ Jun Liang
                                                   ----------------------
                                                By: Jun Liang, President

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Shareholders and the Board of Directors of Intermost Corporation:


We have audited the accompanying consolidated balance sheets of Intermost Corporation (a company incorporated in the State of Utah, United States of America; formerly known as Utility Communications International, Inc.; "the Company") and Subsidiaries ("the Group") as of June 30, 1998 and 1999, and the related consolidated statements of operations, cash flows and changes in shareholders' equity for the period from January 2, 1998 to June 30, 1998 and for the year ended June 30, 1999. These financial statements give retroactive effect to the acquisition of Intermost Limited as a reverse acquisition as described in Note 2 to the accompanying financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Intermost Corporation and Subsidiaries as of June 30, 1998 and 1999 and the results of their operations and their cash flows for the period from January 2, 1998 to June 30, 1998 and for the year ended June 30, 1999, after giving retroactive effect to the acquisition of Intermost Limited as a reverse acquisition as described in Note 2 to the accompanying financial statements, in conformity with generally accepted accounting principles in the United States of America.



ARTHUR ANDERSEN & CO.
Certified Public Accountants
Hong Kong


Hong Kong,
October 13, 1999.

                     INTERMOST CORPORATION AND SUBSIDIARIES


                           CONSOLIDATED BALANCE SHEETS

                          AS OF JUNE 30, 1998 AND 1999


                                        Note       1 9 9 8                 1 9 9 9
                                     -----------  --------     -----------------------------------
                                                    Rmb             US$                 Rmb

ASSETS

Current assets:
Cash and bank deposits                              -            4,376,906          528,612
Accounts receivable, net                  5         -               63,997            7,729
Deposits, prepayments and other
receivables                               6         -              946,948          114,366
Due from related companies               15         -              168,952           20,405
Due from directors                       15        17                    -                -
                                                -------        ------------      -----------

Total current assets                               17            5,556,803          671,112

Machinery and equipment, net              7         -              820,731           99,122
Intangible assets                         8         -            1,200,000          144,928
Due from a joint venture partner         15         -              243,292           29,383
                                                -------        ------------      -----------
Total assets                                        17           7,820,826          944,545
                                                =======        ============      ===========
LIABILITIES AND
   SHAREHOLDERS' EQUITY (DEFICIT)

Current liabilities:
Accruals                                  9    13,359             1,168,472         141,121
Deposits from customers                             -               158,900          19,191
Business tax payable                                -                26,177           3,161
Due to directors                          15        -               254,420          30,727
                                               -------         ------------      -----------
Total current liabilities                      13,359             1,607,969         194,200
                                               -------         ------------      -----------
Shareholders' equity (deficit):
Common stock, par value US$0.001:
- authorized - 100,000,000 shares as of
June 30, 1998 and 1999;
- outstanding and fully paid - 4,970,000
and 9,754,412 shares as of June 30, 1998
and 1999, respectively                        41,137                80,742           9,751
- reserved and to be issued - Nil and
69,700 as of June 30, 1998 and 1999,
respectively                                       -                   576              70
Preferred stock, par value of US$0.001;
authorized - 5,000,000 shares as of June
30, 1998 and 1999; outstanding and fully
paid - Nil as of June 30, 1998 and 1999
                                                   -                    -                -
Additional paid-in capital                         -            8,078,166          975,624
Accumulated deficit                          (54,479)          (1,954,380)        (236,036)
Cumulative translation adjustments                 -                7,753              936
                                              -------        ------------      -----------
Total shareholders' equity (deficit)         (13,342)           6,212,857          750,345
                                              -------        ------------      -----------
Total liabilities and
           shareholders' equity (deficit)        17            7,820,826           944,545
                                              =======        ============      ===========

   The accompanying notes are an integral part of these financial statements.


Translation of amounts from Renminbi ("Rmb") into United States dollars ("US$") is for the convenience of readers and has been made at the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on June 30, 1999 of US$1.00 = Rmb8.28. No representation is made that the Renminbi amounts could have been, or could be, converted into United States dollars at that rate or at any other rate.

                     INTERMOST CORPORATION AND SUBSIDIARIES


                      CONSOLIDATED STATEMENTS OF OPERATIONS

              FOR THE PERIOD FROM JANUARY 2, 1998 TO JUNE 30, 1998
                        AND THE YEAR ENDED JUNE 30, 1999



                                       Note        1998                    1 9 9 9
                                      ------     --------        ---------------------------
                                                    Rmb            US$                Rmb


Net sales                               16          -           3,213,299          388,080
Cost of services                                    -          (1,534,985)        (185,385)
                                               --------       ------------      -----------
Gross profit                                        -           1,678,314          202,695

Selling, general and administrative
expenses                                      (54,479)         (3,611,074)        (436,120)
Other income, net                                   -              32,859            3,969
                                               --------        ------------      -----------
Loss before income taxes                16    (54,479)         (1,899,901)        (229,456)

Provision for income taxes              10          -                   -                -
                                               --------        ------------      -----------
Net loss                                      (54,479)         (1,899,901)        (229,456)
                                               ========        ============      ===========
Net loss per common share                     Rmb (0.01)       Rmb (0.21)        US$ (0.03)
                                              =========        ============      ===========



   The accompanying notes are an integral part of these financial statements.


Translation of amounts from Renminbi ("Rmb") into United States dollars ("US$") is for the convenience of readers and has been made at the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on June 30, 1999 of US$1.00 = Rmb8.28. No representation is made that the Renminbi amounts could have been, or could be, converted into United States dollars at that rate or at any other rate.

                     INTERMOST CORPORATION AND SUBSIDIARIES


                      CONSOLIDATED STATEMENTS OF CASH FLOWS

              FOR THE PERIOD FROM JANUARY 2, 1998 TO JUNE 30, 1998
                        AND THE YEAR ENDED JUNE 30, 1999


                                                      1998                 1999
                                                    --------    --------------------------
                                                      Rmb        Rmb                US$

Cash flows from operating activities:
Net loss                                            (54,479)    (1,899,901)     (229,456)
Adjustments to reconcile net loss to net cash used
in operating activities -
Depreciation of machinery and equipment                   -         95,899        11,582
(Increase) Decrease in operating assets -
Accounts receivable, net                                  -        (63,997)       (7,729)
Deposits, prepayments and other receivables               -       (946,948)     (114,366)
Due from related companies                                -       (168,952)      (20,405)
Due from directors                                      (17)            17             2
Increase (Decrease) in operating liabilities -
Accruals                                             13,359      1,155,113       139,507
Deposits from customers                                   -        158,900        19,191
Business tax payable                                      -         26,177         3,161
Due to directors                                          -        254,420        30,727
                                                    --------    -----------    ----------
Net cash used in operating activities               (41,137)    (1,389,272)     (167,786)
                                                    --------    -----------    ----------

Cash flows from investing activities:
Additions of machinery and equipment                      -       (916,630)     (110,704)
Increase in due from a joint venture partner              -       (243,292)      (29,383)
                                                     --------    -----------    ----------
Net cash used in investing activities                     -     (1,159,922)     (140,087)
                                                     --------    -----------    ----------
Cash flows from financing activities:
Net proceeds from issuance of common stock                -      6,918,347       835,549
Effect of exchange reorganization                    41,137              -             -
                                                     --------    -----------    ----------
Net cash provided by financing activities            41,137      6,918,347       835,549
                                                     --------    -----------    ----------
Effect of exchange rate changes on cash and bank
deposits                                                  -          7,753          936
                                                     --------    -----------    ----------
Net increase in cash and bank deposits                    -      4,376,906      528,612
Cash and bank deposits, beginning of period/year          -              -            -
                                                     --------    -----------    ----------
Cash and bank deposits, end of period/year                -      4,376,906      528,612
                                                     --------    -----------    ----------

   The accompanying notes are an integral part of these financial statements.


Translation of amounts from Renminbi ("Rmb") into United States dollars ("US$") is for the convenience of readers and has been made at the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on June 30, 1999 of US$1.00 = Rmb8.28. No representation is made that the Renminbi amounts could have been, or could be, converted into United States dollars at that rate or at any other rate.

                     INTERMOST CORPORATION AND SUBSIDIARIES


                       CONSOLIDATED STATEMENTS OF CHANGES
                        IN SHAREHOLDERS' EQUITY (DEFICIT)

                       FOR THE PERIOD FROM JANUARY 2, 1998
                TO JUNE 30, 1998 AND THE YEAR ENDED JUNE 30, 1999





                                                                                                                   Accumulated
                                               Common  stock                                                         other
                        ------------------------------------------------------                                   comprehensive
                         Issued                      Reserved an to be issued                                        income
                        -----------------------      -------------------------                                    cumulative
                        Number of                      Number of                   Additional      Accumulated    translation
                         shares          Amount         shares        Amount     paid-in capital     deficit      adjustments
                        ---------       -------      ------------    ---------  -----------------  ------------  ---------------
                                          Rmb                           Rmb            Rmb              Rmb            Rmb


Balance as of
January 2, 1998        4,970,000        41,137             -             -               -               -              -

Net loss                       -            -              -             -               -         (54,479)             -
                      -----------     ---------      ----------     --------    -----------      ----------        --------
Balance as of
June 30, 1998          4,970,000       41,137              -             -               -         (54,479)             -

Effect of
exchange               3,485,706       28,853              -             -         (28,853)             -
reorganization

Proceeds on
issuance of            1,298,706       10,752              -             -       8,266,281              -               -
common stock

Common stock
issuance costs                -            -               -             -      (1,358,686)             -               -

Acquisition of                -            -          69,700           576       1,199,424
business

Net loss                      -            -               -             -               -     (1,899,901)              -

Translation
adjustments                   -            -               -             -               -              -           7,753
                      -----------     ---------      ----------     --------    -----------      ----------        --------
Balance as of
June 30, 1999         9,754,412       80,742          69,700           576       8,078,166     (1,954,380)          7,753
                      ===========     =========      ==========     ========    ===========     ===========        ========




   The accompanying notes are an integral part of these financial statements.

                     INTERMOST CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



1.   ORGANIZATION AND PRINCIPAL ACTIVITIES
     -------------------------------------

Intermost Corporation ("the Company") was incorporated in the State of Utah, United States of America on March 6, 1985. With effect from October 23, 1998, the Company changed its name from Utility Communications International, Inc. to Intermost Corporation, the present one.

During the period from January 2, 1998 to June 30, 1998 (the earliest period covered by these financial statements), the Company was inactive.

On October 23, 1998, the Company acquired 100% interest in Intermost Limited ("IL"; a company incorporated in the British Virgin Islands) by issuing
4,970,000 shares of common stock of par value of US$0.001 each (after the redenomination of par value and the stock split as described in Note 12) to Mr. Jun Liang and Mr. Andy Lin, directors and shareholders of IL. IL was equally owned by Mr. Jun Liang and Mr. Andy Lin. IL and its subsidiaries ("the IL
Group") are principally engaged in the provision of business portals and e-commerce solutions, the development of software and the provision of consultation services in Hong Kong and the People's Republic of China ("the PRC").

2.   BASIS OF PRESENTATION AND CHANGE OF ACCOUNTING YEAR END
     -------------------------------------------------------

The acquisition of IL by the Company on October 23, 1998 has been treated as a reverse acquisition since IL is the continuing entity as a result of the exchange reorganization. On this basis, the historical financial statements prior to October 23, 1998 represented the consolidated financial statements of IL, which was incorporated on January 2, 1998. The shareholders' equity accounts of the Company as of January 2, 1998 have been retroactively restated to reflect the issuance of 4,970,000 shares of common stock (after the effect of the redenomination of par value and the stock split as described in Note 12).

The Company formerly had its accounting year end on December 31. Subsequent to the acquisition of IL, it changed its accounting year end to June 30 to coincide with that of IL.

3.   SUBSIDIARIES

Details of the Company's subsidiaries (which together with the Company are collectively referred to as "the Group") as of June 30, 1999 were as follows:

                                              Percentage
                                              of
                                              equity
                                              interest
                                              attributable
                                              to
                                              the                  Principal
     Name           Place of incorporation    Group                activities
--------------      ----------------------   --------------       ------------

Intermost Limited ("IL")       The                100%              Investment
                               British                              holding
                               Virgin                               and
                               Islands                              development
                                                                    of
                                                                    software

China E. Com Information       The                100%              Provision
Technology Ltd. ("CECITL") *   People's                             of
                               Republic                             business
                               of                                   portals
                               China                                and
                                                                    e-commerce
                                                                    solutions

IMOT Information Technology    The                100%              Inactive
(Shenzhen) Ltd. ("IITSL") *    People's
                               Republic
                               of
                               China

Intermost (Hong Kong) Limited  Hong               100%              Inactive
("IHKL")                       Kong

* CECITL and IITSL are wholly foreign owned enterprises established in the PRC to be operated for a period of 10 years until 2008.



4.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
     ------------------------------------------

a.   Basis of consolidation
     ----------------------

     The consolidated financial statements include the accounts of the Company and its subsidiaries. All material intra-group balances and transactions have been eliminated on consolidation.

b.   Subsidiaries
     ------------

     A subsidiary is a company in which the Company holds, directly or indirectly, more than 50% of its issued voting share capital as a long-term investment. In the Company's financial statements, investment in subsidiaries is stated at cost less provision for any permanent diminution in value, while income from subsidiaries is recorded to the extent of dividends received and receivable.

     ------------------------------------------

c.   Machinery and equipment
     -----------------------

     Machinery and equipment are recorded at cost. Gains or losses on disposals are reflected in current operations. Depreciation for financial reporting purposes is provided using the straight-line method over the estimated useful lives of the assets as follows: furniture and office equipment - 5 years, motor vehicle - 5 years, computer equipment - 3 years and leasehold improvements - 1 to 3 years (over the lease terms). Major expenditures for betterments and renewals are capitalized. All ordinary repair and maintenance costs are expensed as incurred.

     The Group recognizes an impairment loss on machinery and equipment when evidence, such as the sum of expected future cash flows (undiscounted and without interest charges) indicates that future operations will not produce sufficient revenue to cover the related future costs, including depreciation. Measurement of the impairment loss is based on the fair value of the assets.

d.   Intangible assets
     -----------------

     Intangible assets represent system integration contracts acquired from an independent third party. Each contract is being amortized over the contract period.

e.   Net sales
     ---------

     Net sales represent (i) the invoiced value of business portal and e-commerce solution fees and software development fees and are recognized when the services are rendered, net of business tax, and (ii) commission income, which is recognized when the services are rendered.

     Deposits or advance payments from customers prior to provision of services are recorded as deposits from customers.

f.   Research and development expenditures
     -------------------------------------

     Research and development expenses are charged to expenses as incurred.

g.   Income taxes
     ------------

     Income taxes are provided under the provisions of Statement of Financial Accounting Standards No. 109, which requires recognition of deferred tax assets and liabilities for expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred income taxes are provided using the liability method. Under the liability method, deferred income taxes are recognized for all significant temporary differences between the tax and financial statement bases of assets and liabilities.

h.   Operating leases
     ----------------

     Operating leases represent those leases under which substantially all the risks and rewards of ownership of the leased assets remain with the lessors. Rental payments under operating leases are charged to expense on the straight-line basis over the period of the relevant leases.

i.   Comprehensive income
     --------------------

     The Group has adopted Statement of Financial Accounting Standards No. 130, which requires the Group to report all changes in equity during a period, except for those resulting from investment by shareholders and distribution to shareholders, in financial statements for the period in which they are recognized. The Group has disclosed comprehensive income, which encompasses net income and currency translation adjustments, in the consolidated statements of changes in shareholders' equity and Note 11.

j.   Foreign currency translation
     ----------------------------

     The Company considers Renminbi as its functional currency as a substantial portion of the Group's business activities are based in Renminbi.

     The translation of the financial statements into Renminbi is performed for balance sheet accounts using closing exchange rates in effect at the balance sheet date and for revenue and expense accounts using an average exchange rate during each reporting period. The gains or losses resulting from translation are included in shareholders' equity separately as cumulative translation adjustments.

     Aggregate gains from foreign currency transactions included in the consolidated results of operations for the period from January 2, 1998 to June 30, 1998 and the year ended June 30, 1999 were approximately Nil and Rmb10,000 respectively.

k.   Net loss per common share
     -------------------------

     Net loss per common share is computed in accordance with Statement of Financial Accounting Standards No. 128, by dividing net loss for each period or year by the weighted average number of shares of common stock outstanding during the period or year, as if the common stock issued for the acquisition of IL (see Note 1) had been consummated prior to the period or year presented.

     ------------------------------------------

k.   Net loss per common share (Cont'd)
     -------------------------

     The computation of diluted loss per common share is similar to basic loss per common share, except that the denominator is increased to include the number of additional common shares that would have been outstanding if all dilutive securities outstanding during the period or year were exercised. The denominator is based on the following weighted average number of common shares:

                                             1998           1999
                                            ------         ------
Basic                                     4,970,000       8,980,666
Diluted                                   4,970,000       8,984,867

     No diluted loss per common share was presented in the consolidated statements of operations as the dilutive securities were anti-dilutive.

l.   Use of estimates
     ----------------

     The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

m.   Fair value of financial instruments
     -----------------------------------

     All financial instruments are carried at cost, which approximate their fair values.



5.   ACCOUNTS RECEIVABLE
     -------------------

Accounts receivable comprised:

                                             1998                  1999
                                           --------      -----------------------
                                             Rmb            Rmb           US$

Accounts receivable                          -           150,997         18,236
Less: Allowance for doubtful accounts
                                             -           (87,000)       (10,507)
                                           --------      --------      ---------
Accounts receivable, net                     -            63,997          7,729
                                           ========      ========      =========

6.   DEPOSITS, PREPAYMENTS AND OTHER RECEIVABLES
     -------------------------------------------

Deposits, prepayments and other receivables comprised:

                                            1998               1999
                                           ------    ------------------------
                                            Rmb       Rmb                US$

Receivable from an escrow agent*             -       646,384           78,066
Rental and utility deposits                  -       121,450           14,668
Other deposits                               -        95,670           11,554
Other receivables                            -        41,843            5,054
Other prepayments                            -        41,601            5,024
                                           -----    --------      ------------
                                             -       946,948          114,366
                                           =====    ========      ============

* Receivable from an escrow agent represented the balance of the proceeds from selling of common stock in December 1998 (see Note 12), which were held by the escrow agent.



7.   MACHINERY AND EQUIPMENT
     -----------------------

Machinery and equipment comprised:

                                         1998                   1999
                                        ------        ------------------------
                                         Rmb            Rmb             US$

Furniture and office equipment            -           142,284          17,184
Motor vehicle                             -           130,155          15,719
Computer equipment                        -           518,701          62,645
Leasehold improvements                    -           125,490          15,156

Cost                                      -           916,630         110,704
Less: Accumulated depreciation            -           (95,899)        (11,582)
                                        -----       -----------    -----------
 Machinery and equipment, net             -           820,731          99,122
                                        =====       ===========    ===========



8.   INTANGIBLE ASSETS
     -----------------

     On June 8, 1999, the Group entered into an agreement with an independent third party to acquire certain system integration contracts at a consideration of Rmb1,200,000, to be satisfied by 69,700 shares of common stock of the Company. Pursuant to the agreement, transfer of stock should not be later than October 8, 1999. As of June 30, 1999, no such stock were issued (see Note 12).

9.   ACCRUALS
     --------

Accruals comprised:

                                  1998                  1999
                                 ------        --------------------------
                                  Rmb            Rmb               US$

Accrued wages and bonus             -         141,891            17,137
Accrued sub-contracting fees        -         374,412            45,219
Accrued professional fees       5,344         547,191            66,086
Others                          8,015         104,978            12,679
                               -------        -------           -------
                               13,359       1,168,472           141,121
                               =======        =======           =======



10.  INCOME TAXES
     ------------

     The Company and its subsidiaries are subject to income taxes on an entity basis on income arising in or derived from the tax jurisdiction in which they operate.

     The Company is subject to the United States federal tax at a rate of 35%. IL was incorporated under the International Business Companies Act of the British Virgin Islands and, accordingly, is exempted from payment of the British Virgin Islands income taxes. The wholly foreign owned enterprises established in the PRC (IITSL and CECITL) are subject to PRC income taxes at a rate of 18% (15% state income tax and 3% local income tax). IHKL is subject to Hong Kong profits tax at a rate of 16%. As of June 30, 1999, all group companies are in a tax loss position.

     The reconciliation of the United States federal income tax rate to the effective income tax rate based on loss before income taxes stated in the consolidated statements of operations is as follows:

                                                           1998       1999
                                                          ------     ------
United States federal income tax rate                       35%        35%
Effect of different tax rates in foreign jurisdictions     (17%)      (17%)
Effect of tax loss                                         (18%)      (18%)
                                                          ------     ------
Effective income tax rate                                    -          -
                                                          ======     ======

     ------------

Deferred taxation comprised:

                                           1998                  1999
                                          ------       ------------------------
                                           Rmb           Rmb               US$

Temporary difference arising from:
-      net operating loss carryforwards
                                          2,139        380,615           45,968
-      provision for doubtful accounts
                                              -         15,660            1,891
                                         -------      ---------        --------
Deferred tax assets, gross                2,139        396,275           47,859

Valuation allowance                      (2,139)      (396,275)         (47,859)
                                         -------      ---------       ---------
Deferred tax assets, net                      -              -                -
                                         =======      =========       =========

The change in valuation allowance from June 30, 1998 to June 30, 1999 is primarily related to the tax effects of the net operating loss of approximately Rmb1,783,000 and provision for doubtful accounts of approximately Rmb87,000.
Management believes it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets as reduced by the valuation allowance.



11.  COMPREHENSIVE LOSS
     ------------------

Comprehensive loss and its components, net of tax, comprised:

                                             1998                  1999
                                            ------        ----------------------
                                             Rmb           Rmb              US$

Net loss                                  (54,479)      (1,899,901)    (229,456)

Other comprehensive income -
Translation adjustments                         -            7,753          936
                                          --------      -----------    ---------
Comprehensive loss                        (54,479)      (1,892,148)    (228,520)
                                          ========      ===========    =========

12.  SHARE CAPITAL
     -------------

     During the period from January 2, 1998 (the earliest date covered by these financial statements) to October 22, 1998, the Company had authorized share capital of 100,000,000 shares of common stock, par value US$0.001 each, and 5,000,000 shares of preferred stock, par value US$0.001 each; and outstanding share capital of 1,742,853 shares of common stock, par value US$0.001 each. On October 23, 1998, the Company effected a redenomination of par value, resulting in 50,000,000 shares of common stock, par value US$0.002 each, authorized, and 1,742,853 shares of common stock, par value US$0.002 each, outstanding. On the same day, the Company effected a two-for-one stock split, resulting in 100,000,000 shares of common stock, par value US$0.001 each, authorized, and 3,485,706 shares of common stock, par value US$0.001 each, outstanding. Also, on October 23, 1998, the Company issued 4,970,000 shares of common stock (after the redenomination of par value and stock split described above), par value US$0.001 each, in connection with its acquisition of IL as described in Note 2.

     The effects of the redenomination of par value and the stock split have been reflected retroactively in the financial statements and all loss per share computations.

     On December 16, 1998, the Company sold 1,298,706 shares of common stock for cash at US$0.77 per share through a private placement. The net proceeds amounted to approximately Rmb6,918,000 (equivalent of US$836,000), of which approximately Rmb646,000 (equivalent of US$78,000) was yet to be received as of June 30, 1999 (see Note 6).

     On June 8, 1999, the Company reserved to issue 69,700 shares of common stock, par value US$0.001 each, in connection with its acquisition of system integration contracts (see Note 8).



13.  OPERATING LEASES
     ----------------

     The Group has operating lease agreements for office premises and staff quarters, which extend through June 2000. Rental expenses for the period from January 2, 1998 to June 30, 1998 and the year ended June 30, 1999 were approximately Nil and Rmb201,000, respectively. Future minimum rental payments as of June 30, 1999, under agreements classified as operating leases with non-cancellable terms, are as follows:

                                         1998                 1999
                                        ------     ---------------------------
                                         Rmb        Rmb                   US$

Payable within one year                   -       428,803               51,788
                                        ======    ========            ========

14.  RETIREMENT PLAN AND POST-EMPLOYMENT BENEFITS
     --------------------------------------------

The Group has no retirement plan or post-employment benefits for its employees.



15.  RELATED PARTY TRANSACTIONS
     --------------------------

Name and relationship of related parties:

      Name of related parties           Existing relationship with the Group
    ---------------------------        --------------------------------------

Chuangshengxin Corporate Conventions
(Shenzhen) Company Limited              Subsidiary of a company with common
                                        director
Corporate Conventions International
Limited                                 Subsidiary of a company with common
                                        director
Jiayin Investment Company Limited       A joint venture partner

Summary of related party balances is as follows:

                                           1998                  1999
                                           ------     --------------------------
                                            Rmb         Rmb               US$

Due from related companies (Note a)
-      Chuangshengxin Corporate Conventions
(Shenzhen) Company Limited
                                             -        83,000              10,025
-      Corporate Conventions International
Limited                                      -        72,122               8,710
-      Jiayin Investment Company Limited
                                             -        13,830               1,670
                                                     --------             ------
                                             -       168,952              20,405
                                                     ========             ======

Due from directors
-      Mr. Jun Liang                         9            -                    -
-      Mr. Andy Lin                          8            -                    -
                                                      -------             ------

                                            17            -                    -
                                                      =======             ======

Due from a joint venture partner (Note b)
                                             -       243,292              29,383
                                                     ========             ======

Due to directors (Note a)
-      Mr. Jun Liang                         -       156,023              18,843
-      Mr. Andy Lin                          -        98,397              11,884
                                                     --------            -------
                                             -       254,420              30,727
                                                     ========            =======

     --------------------------

Summary of related party transactions is as follows:

                                             1998                1999
                                            ------    --------------------------
                                              Rmb        Rmb               US$

Commission income received from Corporate
Conventions International Limited
                                              -        483,640           58,411
Commission expense paid to Corporate
Conventions International Limited
                                              -        436,132           52,673
Office rentals and utility expenses charged
to Chuangshengxin Corporate Conventions
(Shenzhen) Company Limited
                                              -        116,156           14,029
                                          =======    ==========     ==========

Notes -

a.   The  outstanding   balances  with  related  companies  and  directors  were
     unsecured, non-interest bearing and without pre-determined repayment terms.

b. The amount due from a joint venture partner represented investment in a joint venture which was yet to be formed.



16.  SEGMENTAL INFORMATION
     ---------------------

a.       Net sales

         Net sales comprised:

                                       1998                 1999
                                      -------    ----------------------------
                                        Rmb         Rmb                 US$

Business portals and
    e-commerce solutions                 -      2,280,547           275,429

Software development and consulting
commission income
                                         -        932,752           112,651
                                       -----    ----------        -----------

                                         -      3,213,299           388,080
                                       =====    ==========        ===========

         Substantially all of the Group's sales are provided in the PRC.

     ---------------------

b.   Loss before income taxes
     ------------------------

         Loss before income taxes comprised:

                                        1998                  1999
                                       ------        -------------------------
                                        Rmb           Rmb                 US$

Business portals and
    e-commerce solutions                 -         (404,803)           (48,888)
Software development and consulting
commission income                        -         (961,721)           (116,150)
Loss of inactive companies         (54,479)        (533,377)            (64,418)
                                  ----------      -----------       ------------
                                   (54,479)      (1,899,901)           (229,456)
                                  ==========      ===========       ============

c.   Assets
     ------

     Substantially all of the Group's identifiable assets are located in the PRC.

d.   Major customers
     ---------------

     Details of individual customers accounting for more than 5% of the Group's sales are as follows:

                                                        1998          1999
                                                       ------        ------
Corporate Conventions International Limited                            15%
Good Prominent Technology Company Limited                 -            14%
                                                       ======      =========

e.   Major suppliers
     ---------------

     Details of individual suppliers accounting for more than 5% of the Group's purchases are as follows:

                                                      1998             1999
                                                     ------           ------
Sysway Networks                                         -               39%
Shenzhen Yiyuda Trade Development Limited               -               11%
Shenzhen FirstNet System Corporation                    -               10%
Guangdong Xiaotong Computer Network Technology Limited
                                                        -               8%
JOS (Guangzhou) Technology Product Limited              -               6%
Shenzhen Delitai Industry Limited                       -               6%
                                                     ======          =======

17.  OPERATING RISK
     --------------

a.   Country risk
     ------------

     The Group's operations are conducted in Hong Kong and the PRC. Accordingly, the Group's business, financial condition and results of operations may be influenced by the political, economic and legal environments in Hong Kong and the PRC, and by the general state of the Hong Kong and the PRC economies.

     Effective from July 1, 1997, sovereignty over Hong Kong was transferred from the United Kingdom to the PRC, and Hong Kong became a Special Administrative Region of the PRC ("the Hong Kong SAR"). As provided in the Basic Law of the Hong Kong SAR of the PRC, the Hong Kong SAR will have full economic autonomy and its own legislative, legal and judicial systems for 50 years. The Group's management does not believe that the transfer of sovereignty over Hong Kong has had an adverse impact on the Company's financial and operating environment. There can be no assurance, however, that changes in political or other conditions will not result in such an adverse impact.

     The Group's operations in the PRC are subject to special considerations and significant risks not typically associated with companies in North America and Western Europe. These include risks associated with, among others, the political, economic and legal environments and foreign currency exchange. The Group's results may be adversely affected by changes in the political and social conditions in the PRC, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things.

b.   Concentration of credit risk
     ----------------------------

     Concentration of accounts receivable as of June 30, 1998 and 1999 is as follows:

                                                       1998           1999
                                                      ------         ------
Five largest accounts receivable                        -              90%
                                                      ======         ======

     The Group performs ongoing credit evaluation of each customer's financial condition. It maintains reserves for potential credit losses and such losses in the aggregate have not exceeded management's projections.

18.  SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
     ------------------------------------------------

Cash paid for interest and income taxes:

                                           1998                      1999
                                          -------            -------------------
                                           Rmb                Rmb           US$

Interest                                     -                 -            -
Income taxes                                 -                 -            -
                                          =======            ======       ======



19.  OTHER SUPPLEMENTAL INFORMATION
     ------------------------------

     The following items were included in the consolidated statements of operations:

                                           1998                  1999
                                          ------          --------------------
                                            Rmb            Rmb            US$

Depreciation of machinery and equipment
                                             -            95,899        11,582
Operating lease rentals for office premises
and staff quarters                           -           200,698        24,239
Salary and employee benefits                 -         1,225,341       147,988
Allowance for doubtful accounts              -            87,000        10,507
Foreign exchange gain, net                   -            10,344         1,249
Research and development expenditures
                                             -           193,282        23,343
                                          ======      ==========     ==========

                              INTERMOST CORPORATION
                                  BALANCE SHEET
                               September 30, 1999
                                   (Unaudited)

ASSETS

Current assets
     Cash                                                      $      395,523
     Accounts receivable, net                                          44,945
     Deposits, prepayments and other receivables                      627,487
     Due from related companies                                        78,289
                                                                   -----------
         Total current assets                                       1,146,244
                                                                   -----------
Machinery and equipment, net                                          105,659
Intangible assets                                                     144,928
                                                                   -----------
                                                                  $ 1,396,831
                                                                   ===========
LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
     Accounts payable                                          $      571,932
     Other payables                                                    31,859
     Deposits from customers                                           36,544
     Due to directors                                                  30,727
     Business tax payable                                               8,463
                                                                   -----------
         Total current liabilities                                    679,525
                                                                   -----------
Stockholders' Equity
Preferred Stock
     5,000,000 shares authorized, $.001 par value;
     none issued                                                            -
Common Stock
     100,000,000 shares authorized, $.001 par value;
     9,754,412 shares issued                                            9,751
     69,700 shares reserved for issuance                                   70
Capital in excess of par value                                        975,624
Accumulated deficit                                                  (265,440)
Cumulative translation adjustments                                     (2,699)
                                                                   -----------
     Total stockholders' equity                                       717,306
                                                                   -----------
                                                                  $ 1,396,831
                                                                   ===========

   The accompanying notes are an integral part of these financial statements.

                              INTERMOST CORPORATION
                             STATEMENT OF OPERATIONS
                 Three Months Ended September 30, 1999 and 1998
                                   (Unaudited)

                                                     For the Three Months Ended
                                                            September 30,
                                                       1999               1998

Net sales                                         $    327,577       $   66,108

Cost of services                                       211,846           13,861
                                                     ----------        ---------
     Gross profit                                      115,731           52,247

Selling, general and administrative expense           (148,461)         (37,130)
Other income, net                                        3,326                -
                                                     ----------        ---------
Income (loss) before income taxes                     ( 29,404)          15,117

Provision for income taxes                                   -                -
                                                     ----------        ---------
Net income (loss)                                  $  ( 29,404)        $ 15,117
                                                     ==========        =========
Net income (loss) per common share

     Basic                                         $    ( 0.00)        $   0.00
                                                     ==========        =========
Weighted average shares outstanding                  9,824,112        3,485,706
                                                     ==========        =========



   The accompanying notes are an integral part of these financial statements.

                              INTERMOST CORPORATION
                             STATEMENT OF CASH FLOWS
                 Three Months Ended September 30, 1999 and 1998
                                   (Unaudited)

                                                                   For the Three Months Ended
                                                                          September 30,
                                                                     1999               1998

CASH FLOWS FROM
 OPERATING ACTIVITIES:
     Net income (loss)                                        $    (29,404)         $ 15,117
     Adjustments to reconcile net income to
     net cash provided by operating activities:
         Depreciation                                                1,929               405
         Cumulative translation adjustment                          (3,635)                0
     Changes in operating assets and liabilities:
         (Increase) decrease in accounts receivable                (37,216)          (14,270)
         (Increase) decrease in deposits, prepayments
             and other receivables                                (513,121)          (30,149)
         (Increase) decrease in due from related companies         (28,501)                0
         Increase (decrease) in accounts payable                   430,811             5,176
         Increase (decrease) in deposits from customers             17,353                 0
         Increase (decrease) in other payables                      31,859            72,572
         Increase (decrease) in business taxes payable               5,302             2,941
                                                                  ----------        ---------
     Net cash used in operations                                  (124,623)           51,792
                                                                  ----------        ---------
CASH FLOWS FROM INVESTING
 ACTIVITIES:
     Purchase of plant and equipment                                (8,466)          (19,256)
                                                                  ----------        ---------
     Net cash used in investing activities                          (8,466)          (19,256)
                                                                  ----------        ---------
CASH FLOWS FROM FINANCING
 ACTIVITIES:
     Proceeds from issuance of common stock                              0             1,741
                                                                  ----------        ---------
     Net cash from financing activities                                  0             1,741
                                                                  ----------        ---------
Net increase (decrease) in cash                                   (133,089)           34,277

Cash at beginning of period                                        528,612                 0
                                                                  ----------        ---------
Cash at end of period                                            $ 395,523        $   34,277
                                                                  ==========        =========


   The accompanying notes are an integral part of these financial statements.

                              INTERMOST CORPORATION
                          NOTES TO FINANCIAL STATEMENTS
                               September 30, 1999
                                   (Unaudited)


1.   INTERIM FINANCIAL PRESENTATION

     The interim financial statements are prepared pursuant to the requirements for reporting on Form 10-QSB. The interim financial statements and notes thereto should be read in conjunction with the financial statements and notes included elsewhere herein at and for the year ended June 30, 1999. In the opinion of management, the interim financial statements reflect all adjustments of a normal recurring nature necessary for a fair statement of the results for the interim period presented.